NO ACT

P.E. 10/15/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

14008609

DIVISION OF
CORPORATION FINANCE

Received SEC

DEC 01 2014

Washington, DC 20549

December 1, 2014

Bruce G. Leto
Stradley Ronon Stevens & Young, LLP
bleto@stradley.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 12-1-14

Re: Franklin Resources, Inc.
Incoming letter dated October 15, 2014

Dear Mr. Leto:

This is in response to your letter dated October 15, 2014 concerning the shareholder proposal submitted to Franklin by Zevin Asset Management, LLC on behalf of Ellen Sarkisian, the Christopher Reynolds Foundation and CHE Trinity Health, Inc. We also have received a letter from Zevin Asset Management, LLC dated November 25, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sonia Kowal
Zevin Asset Management, LLC
sonia@zevin.com

Stephen Viederman
The Christopher Reynolds Foundation
s.viederman@gmail.com

December 1, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Franklin Resources, Inc.
Incoming letter dated October 15, 2014

The proposal requests that the board initiate a review of Franklin's proxy voting policies and practices, taking into account Franklin's own corporate responsibility and environmental positions and the fiduciary and economic case for the shareholder resolutions presented, and report the results of the review to investors.

There appears to be some basis for your view that Franklin may exclude the proposal under rule 14a-8(i)(7), as relating to Franklin's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Franklin omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Franklin relies.

Sincerely,

Kim McManus
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 25, 2014

Via email: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of Ellen Sarkisian at Franklin Resources

Dear Sir or Madam:

Zevin Asset Management submits this letter in reply to Franklin Resources (the "Company's) request for determination allowing the exclusion of the shareholder proposal ("Proposal") submitted by our client, Ellen Sarkisian, to the Company for inclusion in its 2015 proxy materials ("Proponent"). Unless the context otherwise requires, references to the Company in this letter also refer to its subsidiaries.

The resolved clause of the Proposal received by the Company on September 23, 2014 (attached in full) reads:

> Shareholders request the Board to initiate a review of Franklin Resources' Proxy Voting policies and practices, taking into account Franklin Resources' own corporate responsibility and environmental positions and the fiduciary and economic case for the shareholder resolutions presented. The results of the review, conducted at reasonable cost, should be reported to investors by March 2016.

The Request Letter to the Division dated October 15, 2014 presents six bases for exclusion of the Proposal under Rule 14a-8 under the Securities Exchange Act of 1934, as amended. This letter sets forth responses to each of the six bases for exclusion identified in the Request Letter and demonstrates that the Proposal should not be excluded because the Company has not met its burden under Rule 14a-8(g) to demonstrate that it is entitled to exclude the Proposal. For convenience of reference, responses to the headings to those included in the Request Letter are discussed in the same order.

As demonstrated below, the Company has failed to satisfy its burden of persuasion and should be ordered to include the Proposal in its upcoming proxy statement.

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

I. If implemented, the Proposal would not require the Company to take actions that the Company lacks the power or authority to do, and therefore may not be excluded under Rule 14a-8(i)(6).

The Company argues that the Company is merely a holding company, has no clients and does not invest client assets, and therefore lacks the power and authority to undertake the actions requested by the Proposal. This argument lacks merit for two reasons. First, the Proposal is directed to investments made by both the Company and the funds managed by its subsidiaries. Second, the argument ignores the legal and practical ability of a holding company to take actions that affect its subsidiaries and the Company's approach to integrated management of its business. The Company does control its subsidiaries and operates their combined businesses as an integrated whole. It does exercise investment discretion indirectly through management decisions and actions it takes as a controlling stockholder of its subsidiaries.

The Company describes its business in its Annual Report on Form 10-K for the year ended September 30, 2014, as follows, "Franklin Resources, Inc.... is a holding company that, together with its various subsidiaries ..., operates as Franklin Templeton Investments®." It goes on to state that "We provide investment management and related services to investors in jurisdictions worldwide" and "The investment funds that we manage have various investment objectives designed to meet the needs and goals of different investors;" While stating that the Company is a holding company, the entire description implicitly recognizes the integrated nature of the operations of the Company and those of its subsidiaries. The Request Letter expressly recognizes on page 13 that the Company adopted the United Nations' Principles for Responsible Investing (the "U.N. Principles"), which only makes sense if it applies to its subsidiaries. The commitment to the U.N. Principles clearly involves consideration of the actions of subsidiaries.

The nature of a parent/subsidiary relationship is such that the parent ultimately controls its subsidiaries. It is entirely appropriate for a corporate parent company to engage in policy governance of its subsidiaries. There is nothing to suggest that the relationship between the Company and its subsidiaries is any different; Quite to the contrary, the Company's description of its business leads one to believe that the Company clearly has the power and authority to affect its subsidiaries through equity ownership, policies and support services, and can cause or influence those subsidiaries to take appropriate actions in response to the Proposal.

In this context, the argument made by the Company that "the Company and the Board have no power or authority to review policies" is unduly formalistic and does not ring true. To permit the Company to exclude the Proposal on the basis proposed would recognize a new basis for excluding a proposal under Rule 14a-8(i)(6). An issuer would merely need to be organized as a holding company that conducts business through its subsidiaries and argue that it does not engage directly in the business relevant to the proposal. That could not be the manner Rule 14a-8(i)(6) was intended to be applied.

The Proposal should not be excluded under Rule 14a-8(i)(6). The Company does have the power and authority to institute procedures that affect its subsidiaries.

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

II. & III. The Company and its Board do not lack legal power and authority, and would not violate federal law, in implementing the Proposal, which would not alter the advisory contracts between the FTI Advisors and their clients nor be in violation of the FTI Advisors' legal and fiduciary duties to their clients and the Proposal therefore may not be excluded under Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

While stated as two separate reasons for exclusion, that of lack of power and authority and the violation of federal law, the Company's argument here depends solely on whether implementation of the Proposal would cause the Company to violate federal law, and I will respond to that issue only.

The essence of the Company's argument is that the Investment Advisers Act of 1940, as amended, imposes a fiduciary duty on its subsidiaries that serve as investment advisers to act in the best interests of their clients and that the shareholders of the respective funds should vote on issues relating to their investments rather than the stockholders of the investment advisers. As to the fiduciary duties owed to clients, the Proposal does not require the Company to conform client voting to any procedures required by the Proposal. First, the Proposal is a request to the Board to initiate a review of the Company's proxy voting policies and practices.

The resolved clause of the Proposal does not, by its terms, request or require certain voting policies or procedures. The Proposal states the objective but not the details of what the policies or procedures would contain. The Proposal anticipates that the Board would review the policies and procedures referred to in the Proposal by taking into account the fiduciary duties owed by its subsidiaries under federal law. The review envisioned does not expressly or implicitly imply an override of fiduciary duties, but only an assessment of where things stand. The requested review asks for an assertion of policy management – i.e. review and oversight of current policies and practices, not changes that would violate fiduciary duties.

The Company recognized on page 13 of the Request Letter that its subsidiaries "may vote in favor of those ESG proposals that they believe to have "significant economic benefits or implications" for Clients, including the Fund and its shareholders." and the Request Letter does not suggest that the foregoing actions violate federal law. Moreover, nothing in the Company's Request Letter suggests that the Company's commitment to follow the U.N. Principles in any way causes the Company or its subsidiaries to violate any fiduciary duties, notwithstanding the fact that the U.N. Principle 3 calls for seeking appropriate disclosure on ESG issues and supporting shareholder initiatives and resolutions promoting ESG disclosure. The Company has already acknowledged the appropriateness of its adopting the U.N. Principles and as stated above that its subsidiaries already take ESG issues into consideration in its voting.

Since the Proposal would not cause the Company to violate law, it may not be excluded under Rule 14a-8(i)(2) or Rule 14a-8(i)(6).

IV. The Proposal does not deal with matters related to ordinary business operations, and therefore may not be excluded under Rule 14a-8(i)(7)

The Company argues that the Proposal deals with a matter of ordinary business. It bases this claim on three premises: that the Proposal "relates to day to day management", that it "seeks to micro-manage" and that the Proposal "relates to ordinary business issues". These arguments are without substance especially given that this proposal deals with the issue of incongruence of the Company's action with their publicly stated position on the significant policy issue of climate change. The Company's endorsement of the U.N. Principles for Responsible Investment reflects a public commitment to engage these issues as a fiduciary – this distinguishes the Proposal from the ones previously excluded in the 2009 State Street decision. Since the Company has made this commitment to follow the U.N. Principles, which includes a commitment to consider its proxy voting practices' consistency with the Principles, this means that that Company has created a clear nexus of its business to the issues of corporate responsibility and environment, issues which are themselves a significant policy issue and therefore transcend ordinary business. Other arguments have been raised by issuers in earlier related no-action requests and have been rejected by the Staff.

V. The Proposal has not been substantially implemented by the Company and therefore may not be excluded under Rule 14a-8(1)(10).

The Company claims that its subsidiaries already review the fiduciary and economic case for shareholder proposals and consider ESG issues when relevant to making investment decisions. The Company's current proxy voting policy on issues of sustainability is so general as to be meaningless. It claims that it has already substantially implemented the Proposal. However the continuing record of Company funds voting against the vast majority of resolutions that ask for greater transparency on issues of sustainability goes against the Company's assertion that environmental factors can impact shareholder value. The Company has not demonstrated that it has substantially implemented the actions requested in the Proposal, or otherwise examined actions that it can take, consistent with its and its subsidiaries' fiduciary duties as investment advisers, to address proxy voting on matters of sustainability. It is clear that a more specific policy is needed. The Company has not, therefore, substantially implemented the Proposal.

VI. The Proposal and the Supporting Statement do not contain false and misleading statements, and therefore may not be excluded under Rule 14a-8(i)(3) and Rule 14a-9.

The Company claims that there are false and misleading statements in the Proposal. Each of these statements is reasonable as explained below.

Because the Company does not vote proxies itself, the Supporting Statement clearly says that it is the mutual funds that are overseen by Franklin Resources that disregard sustainability-themed resolutions and are doing the actual voting.

With regard to the claim of exaggeration to the number of environmental and sustainability resolutions that were voted, please find attached a spreadsheet that was compiled using the data found on the SEC's Edgar website using forms N-PX. The spreadsheet shows the fund name, the issuer's name, the date of each issuer's annual general meeting, the name and issue of each sustainability resolution as well as the vote by each of Franklin Resources' mutual funds as complied from the N-PX forms. It clearly shows that 171 sustainability themed resolutions were voted on in

2013 and 206 in 2012. The burden of proof is on the Company to show that the statements are false or misleading – the spreadsheet clearly documents and substantiates the information within the proposal.

The purpose and intent of the statements cited by the Company will be clearly understandable by the Company's stockholders in the manner in which they are intended and are not false and misleading. As such, the Proposal should not be excluded under Rule 14a-(i)(3) or Rule 14a-9.

Summary

For the reasons submitted above, we maintain that the Company has failed to satisfy its burden of persuasion that the Proposal is excludable. Accordingly, we respectfully ask that Staff decline to grant the relief requested by the Company. I would be happy to meet with the Company's representatives and to address any concerns of the Company or to make any changes to the Proposal deemed appropriate by the Commission. We appreciate the opportunity to be of assistance in this matter.

The Proposal addresses an important issue of concern to shareholders. Numerous other mutual fund companies such as DWS, GMO, Oppenheimer, Alliance Bernstein, Morgan Stanley, Wells Fargo have excellent and detailed proxy voting policies and practices regarding sustainability resolutions. The shareholders of Franklin Resource, Inc. deserve to be heard on this issue. Please reject their request for your support in excluding the Proposal.

I would prefer (and hereby consent) to receive a copy of the Staff's response solely via email (sonia@zevin.com) if protocol permits. In the event that paper documents must be transmitted, they can be sent to the address below.

Thank you for your attention to this matter.

Sincerely,

Sonia Kowal

Sonia Kowal
President

Zevin Asset Management, LLC
11 Beacon St, suite 1125
Boston, MA 02108

Cc: Bruce Leto, Stradley Ronon Stevens & Young LLP (bleto@stradley.com)
Maria Gray, Franklin Resources (mgray@frk.com)

Franklin Resources is a respected leader in the financial services industry and has stated publicly that it understands how environmental, social, and governance (ESG) factors can affect companies financially. On its website, the Company states ESG issues may affect the value of an investment.

As part of its fiduciary duty, Franklin Resources is responsible for voting proxies of companies in which it holds stock on behalf of clients. However, its proxy voting record seems to ignore Franklin Resources' stated position regarding the impact of key environmental factors on shareholder value. A thoughtful fiduciary must carefully review the economic rationale for all proxy initiatives.

From its publicly available mutual fund voting record, Franklin Resources seems to vote against almost all shareholder resolutions on social, environmental and climate change matters, backing management recommendations even when major proxy advisory services, such as ISS, support such resolutions with a clear, economic rationale.

Investors around the world acknowledge the potential for climate change to affect long-term business success. Pension funds, investment management firms and other investors with over $92 trillion in assets under management support the Carbon Disclosure Project, an initiative calling on companies to disclose their greenhouse gas emissions and reduction plans.

In 2013, mutual funds overseen by Franklin Resources voted against 171 environmental resolutions out of the 175 resolutions that were filed at companies facing a potential, significant business impact from climate change. Many of the resolutions simply asked for more disclosure. Franklin Resources voted against almost 98% of these resolutions, in contrast to investment firms such as DWS, Oppenheimer, and AllianceBernstein who supported the majority of them. In 2012, the company's mutual funds voted against all 206 sustainability resolutions that came before it. This voting record suggests that Franklin Templeton Investments' funds disregard sustainability-themed resolutions, assuming they have no impact on shareholder value. This is not a prudent or responsible approach.

Ironically, Franklin Resources reports its own greenhouse gas emissions in its CDP response and further describes the company's active role in addressing climate change.

We are disappointed that Franklin Resources' proxy voting record does not reflect the company's own commitment to climate change, as well as other social and environmental factors with the potential to impact long term shareholder value. When it comes to proxy voting, it appears that Franklin Resources' practice contradicts its own statements that recognize the importance of ESG factors in contributing to long term business success.

This is especially concerning because Franklin Templeton is a signatory of the UN Principles for Responsible Investment. Principle 3 states "we will seek appropriate disclosure on ESG issues by the entities in which we invest" and "support shareholder initiatives and resolutions promoting ESG disclosure".

Resolved;

Shareholders request the Board to initiate a review of Franklin Resources' Proxy Voting policies and practices, taking into account Franklin Resources' own corporate responsibility and environmental positions and the fiduciary and economic case for the shareholder resolutions presented. The results of the review, conducted at reasonable cost, should be reported to investors by March 2016.

Fund	Issuer Name	Meeting Date	Proposal Title	Vote	Proposal	Year	Resolution Category
Franklin DynaTech Fund	BARD C R INC /NJ/	20120418	Sustainability Reporting	AGAINST	Prepare Sustainability Report	2012	sustainability report
Franklin DynaTech Fund	Motorola Solutions, Inc.	20120430	SUPPLIERS TO PUBLISH ANNUAL SUSTAINABILITY REP(	AGAINST	Encourage Suppliers to Produce Sustaina	2012	sustainability report
Franklin DynaTech Fund	AMAZON COM INC	20120524	SHAREHOLDER PROPOSAL REGARDING AN ASSESSME	AGAINST	Report on Climate Change	2012	climate risk report
Franklin Growth Fund	EMERSON ELECTRIC CO	20120207	SUSTAINABILITY REPORTING	AGAINST	Report on Sustainability	2012	sustainability report
Franklin Growth Fund	EXXON MOBIL CORP	20120530	REPORT ON NATURAL GAS PRODUCTION	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
Franklin Growth Fund	EXXON MOBIL CORP	20120530	GREENHOUSE GAS EMISSIONS GOALS	AGAINST	Adopt Quantitative GHG Goals for Produ	2012	quantitative goals
Franklin Growth Fund	SOUTHERN CO	20120523	Coal Combustion Byproducts Environmental Report	AGAINST	Report on Coal Combustion Waste Hazar	2012	coal combustion waste/coal mining
Franklin Growth Fund	CHEVRON CORP	20120530	HYDRAULIC FRACTURING	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
Franklin Growth Fund	CHEVRON CORP	20120530	ACCIDENT RISK OVERSIGHT	AGAINST	Report on Accident Risk Reduction Effort	2012	accident risk
Franklin Growth Fund	CHEVRON CORP	20120530	SPECIAL MEETINGS	AGAINST	Amend Articles/Bylaws/Charter -- Call Sp	2012	special meetings
Franklin Growth Fund	CHEVRON CORP	20120530	APPOINTMENT OF AN INDEPENDENT DIRECTOR WITH	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
Franklin Growth Fund	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ASSESSING THE BENEFITS FOR VIR	AGAINST	Adopt Renewable Energy Production Go	2012	renewable energy/energy efficient technology
Franklin Growth Fund	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ON POLICY OPTIONS TO ENCOURA	AGAINST	Report on Encouraging Customer Use of	2012	renewable energy/energy efficient technology
Franklin Growth Fund	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ON IMPACT OF PLANT CLOSURES (	AGAINST	Report on Plant Closures	2012	plant closures
Franklin Growth Fund	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ASSESSING DOMINION'S USE OF C	AGAINST	Report on Coal Use from Mountaintop R	2012	mountaintop removal coal mining
Franklin Growth Fund	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ON IMPACT AND RISKS OF INCREA	AGAINST	Report on Impacts and Risks of Natural G	2012	hydraulic fracturing
Franklin Growth Fund	OCCIDENTAL PETROLEUM CORP /DE/	20120504	REQUIRED NOMINATION OF DIRECTOR WITH ENVIRO	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
Franklin Growth Fund	FREEPORT MCMORAN COPPER & GOLD INC	20120614	Nominate Board Candidate with Environmental Expert	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
Franklin Growth Fund	DTE ENERGY CO	20120503	GREENHOUSE GAS EMISSIONS	AGAINST	Adopt Quantitative Goals for GHG and Ot	2012	emissions reduction
Franklin Growth Fund	AMAZON COM INC	20120524	SHAREHOLDER PROPOSAL REGARDING AN ASSESSME	AGAINST	Report on Climate Change	2012	climate risk report
Franklin Growth Fund	FIRSTENERGY CORP	20120515	Report on Coal Combustion Waste	AGAINST	Report on Coal Combustion Waste Hazar	2012	coal combustion waste/coal mining
Franklin Growth Fund	FIRSTENERGY CORP	20120515	Report on Coal-related Costs and Risks	AGAINST	Report on Plans to Reduce Coal-Related (	2012	financial risk
Franklin Growth Fund	CONOCOPHILLIPS	20120509	Greenhouse Gas Reduction Targets	AGAINST	Adopt Quantitative GHG Goals for Produ	2012	quantitative goals
Franklin Growth Fund	Duke Energy CORP	20120503	FINANCIAL RISKS OF CONTINUED RELIANCE ON COAL	AGAINST	Report on Financial Risks of Coal Relianc	2012	financial risk
Franklin Utilities Fund	SOUTHERN CO	20120523	Coal Combustion Byproducts Environmental Report	AGAINST	Report on Coal Combustion Waste Hazar	2012	coal combustion waste/coal mining
Franklin Utilities Fund	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ASSESSING THE BENEFITS FOR VIR	AGAINST	Adopt Renewable Energy Production Go	2012	renewable energy/energy efficient technology
Franklin Utilities Fund	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ON POLICY OPTIONS TO ENCOURA	AGAINST	Report on Encouraging Customer Use of	2012	renewable energy/energy efficient technology
Franklin Utilities Fund	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ON IMPACT OF PLANT CLOSURES (	AGAINST	Report on Plant Closures	2012	plant closures
Franklin Utilities Fund	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ASSESSING DOMINION'S USE OF C	AGAINST	Report on Coal Use from Mountaintop R	2012	mountaintop removal coal mining
Franklin Utilities Fund	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ON IMPACT AND RISKS OF INCREA	AGAINST	Report on Impacts and Risks of Natural G	2012	hydraulic fracturing
Franklin Utilities Fund	DTE ENERGY CO	20120503	GREENHOUSE GAS EMISSIONS	AGAINST	Adopt Quantitative Goals for GHG and Ot	2012	emissions reduction
Franklin Utilities Fund	FIRSTENERGY CORP	20120515	Report on Coal Combustion Waste	AGAINST	Report on Coal Combustion Waste Hazar	2012	coal combustion waste/coal mining
Franklin Utilities Fund	FIRSTENERGY CORP	20120515	Report on Coal-related Costs and Risks	AGAINST	Report on Plans to Reduce Coal-Related (	2012	financial risk
Franklin Utilities Fund	CLECO CORP	20120427	Sustainability Report	AGAINST	Prepare Sustainability Report	2012	sustainability report
Franklin Utilities Fund	Duke Energy CORP	20120503	FINANCIAL RISKS OF CONTINUED RELIANCE ON COAL	AGAINST	Report on Financial Risks of Coal Relianc	2012	financial risk
Templeton Foreign Fund	CHEVRON CORP	20120530	HYDRAULIC FRACTURING	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
Templeton Foreign Fund	CHEVRON CORP	20120530	ACCIDENT RISK OVERSIGHT	AGAINST	Report on Accident Risk Reduction Effort	2012	accident risk
Templeton Foreign Fund	CHEVRON CORP	20120530	SPECIAL MEETINGS	AGAINST	Amend Articles/Bylaws/Charter -- Call Sp	2012	special meetings
Templeton Foreign Fund	CHEVRON CORP	20120530	APPOINTMENT OF AN INDEPENDENT DIRECTOR WITH	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
Templeton Foreign Fund	HOME DEPOT INC	20120517	STORMWATER MANAGEMENT POLICY	AGAINST	Adopt Storm Water Run-off Managemen	2012	water risk
Franklin Rising Dividends Fund	EXXON MOBIL CORP	20120530	REPORT ON NATURAL GAS PRODUCTION	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
Franklin Rising Dividends Fund	EXXON MOBIL CORP	20120530	GREENHOUSE GAS EMISSIONS GOALS	AGAINST	Adopt Quantitative GHG Goals for Produ	2012	quantitative goals
Franklin Rising Dividends Fund	CHEVRON CORP	20120530	HYDRAULIC FRACTURING	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
Franklin Rising Dividends Fund	CHEVRON CORP	20120530	ACCIDENT RISK OVERSIGHT	AGAINST	Report on Accident Risk Reduction Effort	2012	accident risk
Franklin Rising Dividends Fund	CHEVRON CORP	20120530	SPECIAL MEETINGS	AGAINST	Amend Articles/Bylaws/Charter -- Call Sp	2012	special meetings

Franklin Rising Dividends Fund	CHEVRON CORP	20120530	APPOINTMENT OF AN INDEPENDENT DIRECTOR WITH	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
Templeton Growth Fund, Inc.	CHEVRON CORP	20120530	HYDRAULIC FRACTURING	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
Templeton Growth Fund, Inc.	CHEVRON CORP	20120530	ACCIDENT RISK OVERSIGHT	AGAINST	Report on Accident Risk Reduction Effort	2012	accident risk
Templeton Growth Fund, Inc.	CHEVRON CORP	20120530	SPECIAL MEETINGS	AGAINST	Amend Articles/Bylaws/Charter -- Call Sp	2012	special meetings
Templeton Growth Fund, Inc.	CHEVRON CORP	20120530	APPOINTMENT OF AN INDEPENDENT DIRECTOR WITH	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
Franklin Balanced Fund	EMERSON ELECTRIC CO	20120207	SUSTAINABILITY REPORTING	AGAINST	Report on Sustainability	2012	sustainability report
Franklin Balanced Fund	CHEVRON CORP	20120530	HYDRAULIC FRACTURING	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
Franklin Balanced Fund	CHEVRON CORP	20120530	ACCIDENT RISK OVERSIGHT	AGAINST	Report on Accident Risk Reduction Effort	2012	accident risk
Franklin Balanced Fund	CHEVRON CORP	20120530	SPECIAL MEETINGS	AGAINST	Amend Articles/Bylaws/Charter -- Call Sp	2012	special meetings
Franklin Balanced Fund	CHEVRON CORP	20120530	APPOINTMENT OF AN INDEPENDENT DIRECTOR WITH	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
Franklin Balanced Fund	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ASSESSING THE BENEFITS FOR VIR	AGAINST	Adopt Renewable Energy Production Go:	2012	renewable energy/energy efficient technology
Franklin Balanced Fund	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ON POLICY OPTIONS TO ENCOURA	AGAINST	Report on Encouraging Customer Use of	2012	renewable energy/energy efficient technology
Franklin Balanced Fund	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ON IMPACT OF PLANT CLOSURES (	AGAINST	Report on Plant Closures	2012	plant closures
Franklin Balanced Fund	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ASSESSING DOMINION'S USE OF C	AGAINST	Report on Coal Use from Mountaintop Re	2012	mountaintop removal coal mining
Franklin Balanced Fund	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ON IMPACT AND RISKS OF INCREA	AGAINST	Report on Impacts and Risks of Natural G	2012	hydraulic fracturing
Franklin Balanced Fund	FREEPORT MCMORAN COPPER & GOLD INC	20120614	Nominate Board Candidate with Environmental Expert	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
Franklin Balanced Fund	CONOCOPHILLIPS	20120509	Greenhouse Gas Reduction Targets	AGAINST	Adopt Quantitative GHG Goals for Produ	2012	quantitative goals
Franklin Equity Income Fund	EMERSON ELECTRIC CO	20120207	SUSTAINABILITY REPORTING	AGAINST	Report on Sustainability	2012	sustainability report
Franklin Equity Income Fund	EXXON MOBIL CORP	20120530	REPORT ON NATURAL GAS PRODUCTION	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
Franklin Equity Income Fund	EXXON MOBIL CORP	20120530	GREENHOUSE GAS EMISSIONS GOALS	AGAINST	Adopt Quantitative GHG Goals for Produ	2012	quantitative goals
Franklin Equity Income Fund	SOUTHERN CO	20120523	Coal Combustion Byproducts Environmental Report	AGAINST	Report on Coal Combustion Waste Hazar	2012	coal combustion waste/coal mining
Franklin Equity Income Fund	CHEVRON CORP	20120530	HYDRAULIC FRACTURING	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
Franklin Equity Income Fund	CHEVRON CORP	20120530	ACCIDENT RISK OVERSIGHT	AGAINST	Report on Accident Risk Reduction Effort	2012	accident risk
Franklin Equity Income Fund	CHEVRON CORP	20120530	SPECIAL MEETINGS	AGAINST	Amend Articles/Bylaws/Charter -- Call Sp	2012	special meetings
Franklin Equity Income Fund	CHEVRON CORP	20120530	APPOINTMENT OF AN INDEPENDENT DIRECTOR WITH	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
Franklin Equity Income Fund	FREEPORT MCMORAN COPPER & GOLD INC	20120614	Nominate Board Candidate with Environmental Expert	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
Franklin Equity Income Fund	CONOCOPHILLIPS	20120509	Greenhouse Gas Reduction Targets	AGAINST	Adopt Quantitative GHG Goals for Produ	2012	quantitative goals
Franklin Real Return Fund	EXXON MOBIL CORP	20120530	REPORT ON NATURAL GAS PRODUCTION	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
Franklin Real Return Fund	EXXON MOBIL CORP	20120530	GREENHOUSE GAS EMISSIONS GOALS	AGAINST	Adopt Quantitative GHG Goals for Produ	2012	quantitative goals
Franklin Real Return Fund	CHEVRON CORP	20120530	HYDRAULIC FRACTURING	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
Franklin Real Return Fund	CHEVRON CORP	20120530	ACCIDENT RISK OVERSIGHT	AGAINST	Report on Accident Risk Reduction Effort	2012	accident risk
Franklin Real Return Fund	CHEVRON CORP	20120530	SPECIAL MEETINGS	AGAINST	Amend Articles/Bylaws/Charter -- Call Sp	2012	special meetings
Franklin Real Return Fund	CHEVRON CORP	20120530	APPOINTMENT OF AN INDEPENDENT DIRECTOR WITH	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
Franklin Real Return Fund	OCCIDENTAL PETROLEUM CORP /DE/	20120504	REQUIRED NOMINATION OF DIRECTOR WITH ENVIRO	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
Franklin Real Return Fund	FREEPORT MCMORAN COPPER & GOLD INC	20120614	Nominate Board Candidate with Environmental Expert	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
Mutual Beacon Fund	KRAFT FOODS INC	20120523	Sustainable Forestry Report	AGAINST	Report on Supply Chain and Deforestatio	2012	sustainable forestry
Franklin Universal Trust	SOUTHERN CO	20120523	Coal Combustion Byproducts Environmental Report	AGAINST	Report on Coal Combustion Waste Hazar	2012	coal combustion waste/coal mining
Franklin Universal Trust	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ASSESSING THE BENEFITS FOR VIR	AGAINST	Adopt Renewable Energy Production Go:	2012	renewable energy/energy efficient technology
Franklin Universal Trust	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ON POLICY OPTIONS TO ENCOURA	AGAINST	Report on Encouraging Customer Use of	2012	renewable energy/energy efficient technology
Franklin Universal Trust	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ON IMPACT OF PLANT CLOSURES (	AGAINST	Report on Plant Closures	2012	plant closures
Franklin Universal Trust	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ASSESSING DOMINION'S USE OF C	AGAINST	Report on Coal Use from Mountaintop Re	2012	mountaintop removal coal mining
Franklin Universal Trust	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ON IMPACT AND RISKS OF INCREA	AGAINST	Report on Impacts and Risks of Natural G	2012	hydraulic fracturing
Franklin Universal Trust	FIRSTENERGY CORP	20120515	Report on Coal Combustion Waste	AGAINST	Report on Coal Combustion Waste Hazar	2012	coal combustion waste/coal mining
Franklin Universal Trust	FIRSTENERGY CORP	20120515	Report on Coal-related Costs and Risks	AGAINST	Report on Plans to Reduce Coal-Related (	2012	financial risk
Franklin Universal Trust	Duke Energy CORP	20120503	FINANCIAL RISKS OF CONTINUED RELIANCE ON COAL	AGAINST	Report on Financial Risks of Coal Reliance	2012	financial risk
FTVIP - Franklin Flex Cap Growth Securiti	EMERSON ELECTRIC CO	20120207	SUSTAINABILITY REPORTING	AGAINST	Report on Sustainability	2012	sustainability report

FTVIP - Franklin Flex Cap Growth Securiti	CHEVRON CORP	20120530	HYDRAULIC FRACTURING	AGAINST	Report on Hydraulic Fracturing Risks to C	2012 hydraulic fracturing
FTVIP - Franklin Flex Cap Growth Securiti	CHEVRON CORP	20120530	ACCIDENT RISK OVERSIGHT	AGAINST	Report on Accident Risk Reduction Effort	2012 accident risk
FTVIP - Franklin Flex Cap Growth Securiti	CHEVRON CORP	20120530	SPECIAL MEETINGS	AGAINST	Amend Articles/Bylaws/Charter -- Call Sp	2012 special meetings
FTVIP - Franklin Flex Cap Growth Securiti	CHEVRON CORP	20120530	APPOINTMENT OF AN INDEPENDENT DIRECTOR WITH	AGAINST	Request Director Nominee with Environn	2012 sustainable governance
FTVIP - Franklin Flex Cap Growth Securiti	AMAZON COM INC	20120524	SHAREHOLDER PROPOSAL REGARDING AN ASSESSME	AGAINST	Report on Climate Change	2012 climate risk report
FTVIP - Franklin Global Real Estate Securi	EQUITY RESIDENTIAL	20120621	Sustainability Report Addressing Greenhouse Gas Emi	AGAINST	Prepare Sustainability Report	2012 sustainability report
FTVIP - Franklin Global Real Estate Securi	AVALONBAY COMMUNITIES INC	20120523	Sustainability Report	AGAINST	Prepare Sustainability Report	2012 sustainability report
FTVIP - Franklin Growth and Income Secu	EMERSON ELECTRIC CO	20120207	SUSTAINABILITY REPORTING	AGAINST	Report on Sustainability	2012 sustainability report
FTVIP - Franklin Growth and Income Secu	EXXON MOBIL CORP	20120530	REPORT ON NATURAL GAS PRODUCTION	AGAINST	Report on Hydraulic Fracturing Risks to C	2012 hydraulic fracturing
FTVIP - Franklin Growth and Income Secu	EXXON MOBIL CORP	20120530	GREENHOUSE GAS EMISSIONS GOALS	AGAINST	Adopt Quantitative GHG Goals for Produ	2012 quantitative goals
FTVIP - Franklin Growth and Income Secu	SOUTHERN CO	20120523	Coal Combustion Byproducts Environmental Report	AGAINST	Report on Coal Combustion Waste Hazar	2012 coal combustion waste/coal mining
FTVIP - Franklin Growth and Income Secu	CHEVRON CORP	20120530	HYDRAULIC FRACTURING	AGAINST	Report on Hydraulic Fracturing Risks to C	2012 hydraulic fracturing
FTVIP - Franklin Growth and Income Secu	CHEVRON CORP	20120530	ACCIDENT RISK OVERSIGHT	AGAINST	Report on Accident Risk Reduction Effort	2012 accident risk
FTVIP - Franklin Growth and Income Secu	CHEVRON CORP	20120530	SPECIAL MEETINGS	AGAINST	Amend Articles/Bylaws/Charter -- Call Sp	2012 special meetings
FTVIP - Franklin Growth and Income Secu	CHEVRON CORP	20120530	APPOINTMENT OF AN INDEPENDENT DIRECTOR WITH	AGAINST	Request Director Nominee with Environn	2012 sustainable governance
FTVIP - Franklin Growth and Income Secu	FREEPORT MCMORAN COPPER & GOLD INC	20120614	Nominate Board Candidate with Environmental Expert	AGAINST	Request Director Nominee with Environn	2012 sustainable governance
FTVIP - Franklin Growth and Income Secu	CONOCOPHILLIPS	20120509	Greenhouse Gas Reduction Targets	AGAINST	Adopt Quantitative GHG Goals for Produ	2012 quantitative goals
FTVIP - Franklin Income Securities Fund	EXXON MOBIL CORP	20120530	REPORT ON NATURAL GAS PRODUCTION	AGAINST	Report on Hydraulic Fracturing Risks to C	2012 hydraulic fracturing
FTVIP - Franklin Income Securities Fund	EXXON MOBIL CORP	20120530	GREENHOUSE GAS EMISSIONS GOALS	AGAINST	Adopt Quantitative GHG Goals for Produ	2012 quantitative goals
FTVIP - Franklin Income Securities Fund	SOUTHERN CO	20120523	Coal Combustion Byproducts Environmental Report	AGAINST	Report on Coal Combustion Waste Hazar	2012 coal combustion waste/coal mining
FTVIP - Franklin Income Securities Fund	CHEVRON CORP	20120530	HYDRAULIC FRACTURING	AGAINST	Report on Hydraulic Fracturing Risks to C	2012 hydraulic fracturing
FTVIP - Franklin Income Securities Fund	CHEVRON CORP	20120530	ACCIDENT RISK OVERSIGHT	AGAINST	Report on Accident Risk Reduction Effort	2012 accident risk
FTVIP - Franklin Income Securities Fund	CHEVRON CORP	20120530	SPECIAL MEETINGS	AGAINST	Amend Articles/Bylaws/Charter -- Call Sp	2012 special meetings
FTVIP - Franklin Income Securities Fund	CHEVRON CORP	20120530	APPOINTMENT OF AN INDEPENDENT DIRECTOR WITH	AGAINST	Request Director Nominee with Environn	2012 sustainable governance
FTVIP - Franklin Income Securities Fund	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ASSESSING THE BENEFITS FOR VIR	AGAINST	Adopt Renewable Energy Production Goa	2012 renewable energy/energy efficient technology
FTVIP - Franklin Income Securities Fund	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ON POLICY OPTIONS TO ENCOURA	AGAINST	Report on Encouraging Customer Use of	2012 renewable energy/energy efficient technology
FTVIP - Franklin Income Securities Fund	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ON IMPACT OF PLANT CLOSURES (	AGAINST	Report on Plant Closures	2012 plant closures
FTVIP - Franklin Income Securities Fund	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ASSESSING DOMINION'S USE OF C	AGAINST	Report on Coal Use from Mountaintop R	2012 mountaintop removal coal mining
FTVIP - Franklin Income Securities Fund	DOMINION RESOURCES INC /VA/	20120508	PROVIDE A REPORT ON IMPACT AND RISKS OF INCREA	AGAINST	Report on Impacts and Risks of Natural G	2012 hydraulic fracturing
FTVIP - Franklin Income Securities Fund	FREEPORT MCMORAN COPPER & GOLD INC	20120614	Nominate Board Candidate with Environmental Expert	AGAINST	Request Director Nominee with Environn	2012 sustainable governance
FTVIP - Franklin Income Securities Fund	FIRSTENERGY CORP	20120515	Report on Coal Combustion Waste	AGAINST	Report on Coal Combustion Waste Hazar	2012 coal combustion waste/coal mining
FTVIP - Franklin Income Securities Fund	FIRSTENERGY CORP	20120515	Report on Coal-related Costs and Risks	AGAINST	Report on Plans to Reduce Coal-Related (	2012 financial risk
FTVIP - Franklin Income Securities Fund	CONOCOPHILLIPS	20120509	Greenhouse Gas Reduction Targets	AGAINST	Adopt Quantitative GHG Goals for Produ	2012 quantitative goals
FTVIP - Franklin Income Securities Fund	Duke Energy CORP	20120503	FINANCIAL RISKS OF CONTINUED RELIANCE ON COAL	AGAINST	Report on Financial Risks of Coal Reliance	2012 financial risk
FTVIP - Franklin Large Cap Growth Securi	EMERSON ELECTRIC CO	20120207	SUSTAINABILITY REPORTING	AGAINST	Report on Sustainability	2012 sustainability report
FTVIP - Franklin Large Cap Growth Securi	EXXON MOBIL CORP	20120530	REPORT ON NATURAL GAS PRODUCTION	AGAINST	Report on Hydraulic Fracturing Risks to C	2012 hydraulic fracturing
FTVIP - Franklin Large Cap Growth Securi	EXXON MOBIL CORP	20120530	GREENHOUSE GAS EMISSIONS GOALS	AGAINST	Adopt Quantitative GHG Goals for Produ	2012 quantitative goals
FTVIP - Franklin Large Cap Growth Securi	SOUTHERN CO	20120523	Coal Combustion Byproducts Environmental Report	AGAINST	Report on Coal Combustion Waste Hazar	2012 coal combustion waste/coal mining
FTVIP - Franklin Large Cap Growth Securi	CHEVRON CORP	20120530	HYDRAULIC FRACTURING	AGAINST	Report on Hydraulic Fracturing Risks to C	2012 hydraulic fracturing
FTVIP - Franklin Large Cap Growth Securi	CHEVRON CORP	20120530	ACCIDENT RISK OVERSIGHT	AGAINST	Report on Accident Risk Reduction Effort	2012 accident risk
FTVIP - Franklin Large Cap Growth Securi	CHEVRON CORP	20120530	SPECIAL MEETINGS	AGAINST	Amend Articles/Bylaws/Charter -- Call Sp	2012 special meetings
FTVIP - Franklin Large Cap Growth Securi	CHEVRON CORP	20120530	APPOINTMENT OF AN INDEPENDENT DIRECTOR WITH	AGAINST	Request Director Nominee with Environn	2012 sustainable governance
FTVIP - Franklin Large Cap Growth Securi	AMAZON COM INC	20120524	SHAREHOLDER PROPOSAL REGARDING AN ASSESSME	AGAINST	Report on Climate Change	2012 climate risk report
FTVIP - Franklin Large Cap Growth Securi	CONOCOPHILLIPS	20120509	Greenhouse Gas Reduction Targets	AGAINST	Adopt Quantitative GHG Goals for Produ	2012 quantitative goals
FTVIP - Franklin Large Cap Value Securitie	EXXON MOBIL CORP	20120530	REPORT ON NATURAL GAS PRODUCTION	AGAINST	Report on Hydraulic Fracturing Risks to C	2012 hydraulic fracturing
FTVIP - Franklin Large Cap Value Securitie	EXXON MOBIL CORP	20120530	GREENHOUSE GAS EMISSIONS GOALS	AGAINST	Adopt Quantitative GHG Goals for Produ	2012 quantitative goals

FTVIP - Franklin Large Cap Value Securitie	CHEVRON CORP	20120530	HYDRAULIC FRACTURING	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
FTVIP - Franklin Large Cap Value Securitie	CHEVRON CORP	20120530	ACCIDENT RISK OVERSIGHT	AGAINST	Report on Accident Risk Reduction Effort	2012	accident risk
FTVIP - Franklin Large Cap Value Securitie	CHEVRON CORP	20120530	SPECIAL MEETINGS	AGAINST	Amend Articles/Bylaws/Charter -- Call Sp	2012	special meetings
FTVIP - Franklin Large Cap Value Securitie	CHEVRON CORP	20120530	APPOINTMENT OF AN INDEPENDENT DIRECTOR WITH	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
FTVIP - Franklin Large Cap Value Securitie	HOME DEPOT INC	20120517	STORMWATER MANAGEMENT POLICY	AGAINST	Adopt Storm Water Run-off Managemen	2012	water risk
FTVIP - Franklin Large Cap Value Securitie	OCCIDENTAL PETROLEUM CORP /DE/	20120504	REQUIRED NOMINATION OF DIRECTOR WITH ENVIROI	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
FTVIP - Franklin Large Cap Value Securitie	CONOCOPHILLIPS	20120509	Greenhouse Gas Reduction Targets	AGAINST	Adopt Quantitative GHG Goals for Produ	2012	quantitative goals
FTVIP - Franklin Rising Dividends Securitie	EXXON MOBIL CORP	20120530	REPORT ON NATURAL GAS PRODUCTION	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
FTVIP - Franklin Rising Dividends Securitie	EXXON MOBIL CORP	20120530	GREENHOUSE GAS EMISSIONS GOALS	AGAINST	Adopt Quantitative GHG Goals for Produ	2012	quantitative goals
FTVIP - Franklin Rising Dividends Securitie	CHEVRON CORP	20120530	HYDRAULIC FRACTURING	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
FTVIP - Franklin Rising Dividends Securitie	CHEVRON CORP	20120530	ACCIDENT RISK OVERSIGHT	AGAINST	Report on Accident Risk Reduction Effort	2012	accident risk
FTVIP - Franklin Rising Dividends Securitie	CHEVRON CORP	20120530	SPECIAL MEETINGS	AGAINST	Amend Articles/Bylaws/Charter -- Call Sp	2012	special meetings
FTVIP - Franklin Rising Dividends Securitie	CHEVRON CORP	20120530	APPOINTMENT OF AN INDEPENDENT DIRECTOR WITH	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
FTVIP - Franklin Small Cap Value Securitie	GENTEX CORP	20120517	SUSTAINABILITY REPORT	AGAINST	Prepare Sustainability Report	2012	sustainability report
FTVIP - Franklin Small Cap Value Securitie	ARCH COAL INC	20120426	Environmental and Health Report on Appalachian Min	AGAINST	Report on Appalachian Mining Environm	2012	water risk
FTVIP - Mutual Shares Securities Fund	KRAFT FOODS INC	20120523	Sustainable Forestry Report	AGAINST	Report on Supply Chain and Deforestatio	2012	sustainable forestry
FTVIP - Templeton Growth Securities Fun	CHEVRON CORP	20120530	HYDRAULIC FRACTURING	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
FTVIP - Templeton Growth Securities Fun	CHEVRON CORP	20120530	ACCIDENT RISK OVERSIGHT	AGAINST	Report on Accident Risk Reduction Effort	2012	accident risk
FTVIP - Templeton Growth Securities Fun	CHEVRON CORP	20120530	SPECIAL MEETINGS	AGAINST	Amend Articles/Bylaws/Charter -- Call Sp	2012	special meetings
FTVIP - Templeton Growth Securities Fun	CHEVRON CORP	20120530	APPOINTMENT OF AN INDEPENDENT DIRECTOR WITH	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
FTVIP - Templeton Growth Securities Fun	KRAFT FOODS INC	20120523	Sustainable Forestry Report	AGAINST	Report on Supply Chain and Deforestatio	2012	sustainable forestry
Templeton Global Opportunities Trust	HOME DEPOT INC	20120517	STORMWATER MANAGEMENT POLICY	AGAINST	Adopt Storm Water Run-off Managemen	2012	water risk
TIF - Emerging Markets Series	CHEVRON CORP	20120530	HYDRAULIC FRACTURING	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
TIF - Emerging Markets Series	CHEVRON CORP	20120530	ACCIDENT RISK OVERSIGHT	AGAINST	Report on Accident Risk Reduction Effort	2012	accident risk
TIF - Emerging Markets Series	CHEVRON CORP	20120530	SPECIAL MEETINGS	AGAINST	Amend Articles/Bylaws/Charter -- Call Sp	2012	special meetings
TIF - Emerging Markets Series	CHEVRON CORP	20120530	APPOINTMENT OF AN INDEPENDENT DIRECTOR WITH	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
TIF - Emerging Markets Series	HOME DEPOT INC	20120517	STORMWATER MANAGEMENT POLICY	AGAINST	Adopt Storm Water Run-off Managemen	2012	water risk
Franklin Flex Cap Growth Fund	EMERSON ELECTRIC CO	20120207	SUSTAINABILITY REPORTING	AGAINST	Report on Sustainability	2012	sustainability report
Franklin Flex Cap Growth Fund	CHEVRON CORP	20120530	HYDRAULIC FRACTURING	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
Franklin Flex Cap Growth Fund	CHEVRON CORP	20120530	ACCIDENT RISK OVERSIGHT	AGAINST	Report on Accident Risk Reduction Effort	2012	accident risk
Franklin Flex Cap Growth Fund	CHEVRON CORP	20120530	SPECIAL MEETINGS	AGAINST	Amend Articles/Bylaws/Charter -- Call Sp	2012	special meetings
Franklin Flex Cap Growth Fund	CHEVRON CORP	20120530	APPOINTMENT OF AN INDEPENDENT DIRECTOR WITH	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
Franklin Flex Cap Growth Fund	AMAZON COM INC	20120524	SHAREHOLDER PROPOSAL REGARDING AN ASSESSMEI	AGAINST	Report on Climate Change	2012	climate risk report
Franklin Growth Opportunities Fund	AMAZON COM INC	20120524	SHAREHOLDER PROPOSAL REGARDING AN ASSESSMEI	AGAINST	Report on Climate Change	2012	climate risk report
Franklin Natural Resources Fund	EXXON MOBIL CORP	20120530	REPORT ON NATURAL GAS PRODUCTION	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
Franklin Natural Resources Fund	EXXON MOBIL CORP	20120530	GREENHOUSE GAS EMISSIONS GOALS	AGAINST	Adopt Quantitative GHG Goals for Produ	2012	quantitative goals
Franklin Natural Resources Fund	CHEVRON CORP	20120530	HYDRAULIC FRACTURING	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
Franklin Natural Resources Fund	CHEVRON CORP	20120530	ACCIDENT RISK OVERSIGHT	AGAINST	Report on Accident Risk Reduction Effort	2012	accident risk
Franklin Natural Resources Fund	CHEVRON CORP	20120530	SPECIAL MEETINGS	AGAINST	Amend Articles/Bylaws/Charter -- Call Sp	2012	special meetings
Franklin Natural Resources Fund	CHEVRON CORP	20120530	APPOINTMENT OF AN INDEPENDENT DIRECTOR WITH	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
Franklin Natural Resources Fund	OCCIDENTAL PETROLEUM CORP /DE/	20120504	REQUIRED NOMINATION OF DIRECTOR WITH ENVIROI	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
Franklin Natural Resources Fund	FREEPORT MCMORAN COPPER & GOLD INC	20120614	Nominate Board Candidate with Environmental Expert	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
Franklin Natural Resources Fund	CONOCOPHILLIPS	20120509	Greenhouse Gas Reduction Targets	AGAINST	Adopt Quantitative GHG Goals for Produ	2012	quantitative goals
Franklin Templeton Global Allocation Fun	EMERSON ELECTRIC CO	20120207	SUSTAINABILITY REPORTING	AGAINST	Report on Sustainability	2012	sustainability report
Franklin Templeton Global Allocation Fun	CHEVRON CORP	20120530	HYDRAULIC FRACTURING	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
Franklin Templeton Global Allocation Fun	CHEVRON CORP	20120530	ACCIDENT RISK OVERSIGHT	AGAINST	Report on Accident Risk Reduction Effort	2012	accident risk

Franklin Templeton Global Allocation Fun	CHEVRON CORP	20120530	SPECIAL MEETINGS	AGAINST	Amend Articles/Bylaws/Charter -- Call Sp	2012	special meetings
Franklin Templeton Global Allocation Fun	CHEVRON CORP	20120530	APPOINTMENT OF AN INDEPENDENT DIRECTOR WITH	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
Franklin Templeton Global Allocation Fun	AMAZON COM INC	20120524	SHAREHOLDER PROPOSAL REGARDING AN ASSESSME	AGAINST	Report on Climate Change	2012	climate risk report
Franklin Templeton Global Allocation Fun	KRAFT FOODS INC	20120523	Sustainable Forestry Report	AGAINST	Report on Supply Chain and Deforestatio	2012	sustainable forestry
Franklin World Perspectives Fund	EMERSON ELECTRIC CO	20120207	SUSTAINABILITY REPORTING	AGAINST	Report on Sustainability	2012	sustainability report
Franklin World Perspectives Fund	CHEVRON CORP	20120530	HYDRAULIC FRACTURING	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
Franklin World Perspectives Fund	CHEVRON CORP	20120530	ACCIDENT RISK OVERSIGHT	AGAINST	Report on Accident Risk Reduction Effort	2012	accident risk
Franklin World Perspectives Fund	CHEVRON CORP	20120530	SPECIAL MEETINGS	AGAINST	Amend Articles/Bylaws/Charter -- Call Sp	2012	special meetings
Franklin World Perspectives Fund	CHEVRON CORP	20120530	APPOINTMENT OF AN INDEPENDENT DIRECTOR WITH	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
Franklin World Perspectives Fund	AMAZON COM INC	20120524	SHAREHOLDER PROPOSAL REGARDING AN ASSESSME	AGAINST	Report on Climate Change	2012	climate risk report
Franklin Real Estate Securities Trust	EQUITY RESIDENTIAL	20120621	Sustainability Report Addressing Greenhouse Gas Emi	AGAINST	Prepare Sustainability Report	2012	sustainability report
Franklin Real Estate Securities Trust	AVALONBAY COMMUNITIES INC	20120523	Sustainability Report	AGAINST	Prepare Sustainability Report	2012	sustainability report
Templeton Asian Growth Fund	CHEVRON CORP	20120530	HYDRAULIC FRACTURING	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
Templeton Asian Growth Fund	CHEVRON CORP	20120530	ACCIDENT RISK OVERSIGHT	AGAINST	Report on Accident Risk Reduction Effort	2012	accident risk
Templeton Asian Growth Fund	CHEVRON CORP	20120530	SPECIAL MEETINGS	AGAINST	Amend Articles/Bylaws/Charter -- Call Sp	2012	special meetings
Templeton Asian Growth Fund	CHEVRON CORP	20120530	APPOINTMENT OF AN INDEPENDENT DIRECTOR WITH	AGAINST	Request Director Nominee with Environn	2012	sustainable governance
Templeton Asian Growth Fund	HOME DEPOT INC	20120517	STORMWATER MANAGEMENT POLICY	AGAINST	Adopt Storm Water Run-off Managemen	2012	water risk
Franklin Global Real Estate Fund	EQUITY RESIDENTIAL	20120621	Sustainability Report Addressing Greenhouse Gas Emi	AGAINST	Prepare Sustainability Report	2012	sustainability report
Franklin Global Real Estate Fund	AVALONBAY COMMUNITIES INC	20120523	Sustainability Report	AGAINST	Prepare Sustainability Report	2012	sustainability report
Franklin Large Cap Equity Fund	EMERSON ELECTRIC CO	20120207	SUSTAINABILITY REPORTING	AGAINST	Report on Sustainability	2012	sustainability report
Franklin Large Cap Equity Fund	EXXON MOBIL CORP	20120530	REPORT ON NATURAL GAS PRODUCTION	AGAINST	Report on Hydraulic Fracturing Risks to C	2012	hydraulic fracturing
Franklin Large Cap Equity Fund	EXXON MOBIL CORP	20120530	GREENHOUSE GAS EMISSIONS GOALS	AGAINST	Adopt Quantitative GHG Goals for Produ	2012	quantitative goals
Franklin Large Cap Equity Fund	AMAZON COM INC	20120524	SHAREHOLDER PROPOSAL REGARDING AN ASSESSME	AGAINST	Report on Climate Change	2012	climate risk report

Law Offices

Stradley Ronon Stevens & Young, LLP
Suite 2600
2005 Market Street
Philadelphia, PA 19103-7018
215.564.8000

October 15, 2014

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Franklin Resources, Inc. — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

We serve as counsel to Franklin Resources, Inc., a Delaware corporation (the "*Company*"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), we hereby notify the U.S. Securities and Exchange Commission (the "*Commission*") of the Company's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for the Company's 2015 Annual Meeting of Shareholders (the "*2015 Proxy Materials*"). "*Proposal*" refers to the proposal submitted by Zevin Asset Management ("*ZAM*") on behalf of its client, Ellen Sarkisian (co-filed by The Christopher Reynolds Foundation ("TCRF") and CHE Trinity Health, Inc. ("CHE"), collectively with Ms. Sarkisian and ZAM, the "*Proponent*"), which reads as follows:

> Shareholders request the Board to initiate a review of Franklin Resources' Proxy Voting policies and practices, taking into account Franklin Resources' own corporate responsibility and environmental positions and the fiduciary and economic case for the shareholder resolutions presented. The results of the review, conducted at reasonable cost, should be reported to investors by March 2016.

The Company asks that the staff of the Division of Corporate Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if the Company excludes the

Proposal from its 2015 Proxy Materials for the reasons set forth below.

The Company received the Proposal from ZAM on September 23, 2014 and from TCRF and CHE on September 24, 2014. A copy of the Proposal, the supporting statement (the "*Supporting Statement*"), and related correspondence from the Proponents are attached to this letter as Exhibit A.

A copy of this letter is being sent on this date to ZAM, TCRF and CHE, informing them of the Company's intention to omit the Proposal from its 2015 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2015 Proxy Materials with the Commission.

BACKGROUND

The Company is a holding company for a global investment management organization known as Franklin Templeton Investments. It has an extensive global presence, including offices in 35 countries and clients in more than 150. Its common stock is listed on the New York Stock Exchange under the ticker symbol BEN and is included in the Standard & Poor's 500® Index. Its business is conducted through its subsidiaries, including investment advisers (the "*FTI Advisers*") that are registered with the Commission under the Investment Advisers Act of 1940, as amended (the "*Advisers Act*").

As global investment managers, the FTI Advisers are responsible for managing Clients' assets in light of potential risks and opportunities in the market and in light of the investment objectives, policies and restrictions specified by the Clients. A fundamental part of an investment adviser's role involves voting shares of companies in which its Clients invest (the "*Portfolio Companies*"). "*Clients*" refers to those investors or funds (including investment companies ("*Funds*") registered under the Investment Company Act of 1940, as amended (the "*1940 Act*")) to whom the FTI Advisers provide investment management services. The Funds are independent companies whose affairs are managed by a board of directors/trustees, a majority of whom are not affiliated with the Company or the FTI Advisers, and who have retained the FTI Advisers to provide investment management services pursuant to advisory contracts.

The Company itself is not a registered investment adviser, but rather a corporate holding company. As such, it does not manage assets for Clients, nor does it vote any proxies on their behalf, and accordingly does not maintain any proxy voting policies at the Company level. Those functions are all undertaken by the FTI Advisers, which maintain their own proxy voting policies that are administered by the Proxy Group within Franklin Templeton Companies, LLC ("*Proxy Group*"), an affiliate and wholly owned subsidiary of the Company.

REASONS FOR EXCLUSION

The Proposal may be omitted from the 2015 Proxy Materials because:

(I) if implemented, the Proposal would require the Company to take actions that the Company lacks the power or authority to do because the Company has no proxy voting policies, and therefore may be excluded under Rule 14a-8(i)(6);

(II) the Company and its Board (the "*Board*") lack legal power and authority in implementing the Proposal to alter the advisory contracts between the FTI Advisers and their Clients, and the Proposal therefore may be excluded under Rule 14a-8(i)(6);

(III) the Company and its Board lack legal power and authority, and would violate federal law, in implementing the Proposal in violation of the FTI Advisers' legal and fiduciary duties to their Clients, and the Proposal therefore may be excluded under Rule 14a-8(i)(2) and Rule 14a-8(i)(6);

(IV) the Proposal deals with matters relating to the FTI Advisers' ordinary business operations, and therefore may be excluded under Rule 14a-8(i)(7);

(V) to the extent that aspects of the Proposal are legally permissible, those aspects of the Proposal have been substantially implemented by the Company, and the Proposal therefore may be excluded under Rule 14a-8(i)(10); and

(VI) the Proposal contains false and misleading statements, and therefore may be excluded under Rule 14a-8(i)(3) and Rule 14a-9.

Each of these bases for exclusion is described in greater detail below.

I. If implemented, the Proposal would require the Company to take actions that the Company lacks the power or authority to do because the Company has no proxy voting policies, and therefore may be excluded under Rule 14a-8(i)(6)

The Company may exclude the Proposal under Rule 14a-8(i)(6) because it lacks the power and authority to undertake the actions requested in the Proposal because the Company has no proxy voting policies for the Board to review and revise.

The Proposal is directed to "Franklin Resources' Proxy Voting policies." The Company has no proxy voting policies, however, because as a holding company it has no clients and votes no proxies on their behalf. The public filings of the Company, the FTI Advisers and the Funds all make clear that the Company is merely a holding company. For example, under Item 1 of the Company's 2013 Form 10-K, the Company clearly states: "Our business is conducted through our subsidiaries, including those registered with the United States Securities and Exchange Commission (the "SEC") as investment advisers under the Investment Advisers Act of 1940, as amended (the "Advisers Act") . . . ." Neither the Company nor its Board can conduct a review of proxy voting policies that the Company does not have, and the Company and the Board therefore lack the power to conduct the review advocated by the Proponent.

The Proponent bears the burden of submitting a Proposal that is executable by the Company and its Board. While it is true under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal," it is equally true that under Rule 14a-8(a), a shareholder proponent is required to "state as clearly as possible the course of action that you believe the company should follow.". If the requirement in Rule 14a-8(a) is to have any meaning, it should permit the Company to exclude the Proposal under Rule 14a-8(i)(6), as it has no power or authority to review policies that it does not have.

Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(6) because the Company has no proxy voting policies for the Board to review and revise.

II. The Company and its Board lack legal power and authority in implementing the Proposal to alter the advisory contracts between the FTI Advisers and their Clients, and the Proposal may therefore be excluded under Rule 14a-8(i)(6)

Assuming for the sake of argument that the Proposal should be interpreted as applying to the proxy voting policies of the FTI Advisers,[1] the Proposal seeks to alter the investment advisory contracts between the FTI Advisers and their Clients, including the Funds. The Proposal requests that the Board's review take into account "Franklin Resources' own corporate responsibility and environmental positions and the fiduciary and economic case for the shareholder resolutions presented." Further, the allegations in the Supporting Statement, such as questioning the propriety of Franklin Templeton Investments' voting record on sustainability-themes resolutions, suggests that the Proponent expects the Company to impose the findings of the Board's review on the FTI Advisers' proxy voting policies. The proxies at issue, however, ultimately belong to the FTI Advisers' Clients, who have contractually retained the FTI Advisers to manage their assets, and who have contractually delegated their proxy voting authority to the FTI Advisers, based in part on the FTI Advisers' publicly disclosed proxy voting policies. The Company is not a party to those contracts, and the FTI Advisers may require Client consent to impose these new terms. Accordingly, neither the Company, its stockholders nor its Board have the power or authority to impose the Proposal's proxy voting criteria on a Client's contractual delegation of proxy voting authority to the FTI Advisers, and therefore the Proposal may be excluded under Rule 14a-8(i)(6).

As discussed in more detail in Section III below, investment advisers are fiduciaries in part because they manage assets that belong to other people – in the present case, the securities of Portfolio Companies belonging to FTI Advisers' Clients, including the Funds. Accordingly, investment advisers that have authority to vote client securities are required to disclose the policies by which client securities will be voted:

> If you [*i.e.*, the investment adviser] have, or will accept, authority to vote client securities, briefly describe your voting policies and procedures, including those adopted pursuant to SEC rule 206(4)-6. Describe whether (and, if so, how) your clients can direct your vote in a particular solicitation. Describe how you address conflicts of interest between you and your clients with respect to voting their securities. Describe how clients may obtain information from you about how you voted their securities. Explain to clients that they

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[1] **As discussed in Section I above, the Proposal is directed to the Company, which does not vote proxies for Clients and maintains no proxy voting policies. Sections II through V assume for the sake of argument that the Proposal pertains to the proxy voting policies of the FTI Advisers. Section VI also addresses why this discrepancy gives rise to false and misleading statements, which should also be a basis for exclusion.**

may obtain a copy of your proxy voting policies and procedures upon request. *Item 17(A) of Form ADV, Part II*

These disclosures are required to be provided to the investment adviser's clients when entering into an advisory contract and updated amendments must be provided to clients annually thereafter. *See Advisers Act Rule 204-3.*

Similarly, if registered investment companies have delegated proxy voting authority to their investment advisers, they are required to describe those proxy voting policies. For example, an open-end investment company is required to describe in its Statement of Additional Information ("*SAI*") "any policies and procedures of the Fund's investment adviser . . . that the Fund uses, or that are used on the Fund's behalf, to determine how to vote proxies relating to portfolio securities." *Form N-1A, Item 17(f).*

In accordance with these requirements, the FTI Advisers describe their proxy voting policies in Part II of their Form ADVs. Similarly, the FTI Advisers' proxy voting policies for the open-end Funds are summarized in the SAI of each Fund's registration statement under the 1940 Act (each, a "*Registration Statement*"). Moreover, the boards of directors/trustees of the Funds, which are comprised of a majority of directors/trustees who are not affiliated with the FTI Advisers, annually review and approve the FTI Advisers' proxy voting policies. Any material changes to those policies are also required to be reported to the boards annually by the Funds' chief compliance officer. *See 1940 Act Rule 38a-1(a)(3) and (a)(4)(iii)(A).* These legal disclosure and approval requirements evidence the Commission's recognition of the role of proxy voting in the contractual relationship between client and adviser.

The legal right to vote securities of Portfolio Companies resides in the first instance with the Clients as owners of those securities, who contractually delegate proxy voting authority to the FTI Advisers under their advisory contracts. *See, e.g., Adviser Proxy Voting Release* at n. 10 (Rule 206(4)-6 applies even when the advisory contract is silent but the adviser's voting authority is implied by an overall delegation of discretionary authority). The FTI Advisers' proxy voting policies thus constitute an integral part of the investment management services that the FTI Advisers provide to their Clients under their advisory contracts, and are the basis upon which Clients (including the Funds and their boards) contractually agree to delegate proxy voting authority to the FTI Advisers. Any Client may direct its FTI Adviser to vote proxies of Portfolio Companies in accordance with any criteria it chooses, including how to vote on environmental, social and governance ("*ESG*") shareholder proposals. In the absence of specific direction from their Clients, however, the FTI Advisers and their Clients are entitled to contractually rely on the FTI Advisers to vote the proxies of Portfolio Companies solely in accordance with the FTI Advisers' disclosed proxy voting policies.

It can be inferred from the Supporting Statement that the Proponent's goal is to have the Board impose the findings of the review that is the subject of the Proposal on the FTI Advisers' proxy voting policies. The Proposal therefore seeks to override the contractual relationship between the FTI Advisers and their Clients by substituting the Proposal's proxy voting criteria for those that were effectively selected and approved by the Clients in contracting with the FTI Advisers. The Clients, after all, only delegated proxy voting authority to the FTI Advisers, not to the Company, and certainly not to the Company's stockholders. If implemented, the Proposal would require the FTI Advisers to review their proxy voting policies in accordance with the Proposal's criteria for review: "Franklin Resources' own corporate responsibility and environmental positions and the fiduciary and economic case for the shareholder resolutions presented." As discussed in more detail in Sections III and IV below, this standard, which takes into account Franklin Resources' own interests, is considerably different from the current policy whereby the FTI Advisers' vote proxies solely in the best interests of their Clients.

The Company is not a party to the investment advisory contracts between the FTI Advisers and their Clients, and therefore the Company has no legal power or authority to unilaterally alter the terms of those contracts. Moreover, substituting the Proposal's proxy voting criteria for the FTI Advisers' current proxy voting policies might so alter the reasonable expectations under which Clients originally delegated proxy voting authority to the FTI Advisers that it could be deemed to constitute a material amendment of the advisory contracts. *See, e.g., Franklin Templeton Group of Funds* (July 23, 1997) (any material change in an advisory agreement creates a new contract that must be approved in accordance with section 15(a) [of the 1940 Act]). If so, neither the Company, its stockholders nor its Board have the legal power or authority to require the FTI Advisers to unilaterally alter the terms of those advisory contracts without Client consent. *See, e.g., Adams Express Co.* (Jan. 26, 2011) ("*Adams Express*") (Staff permitted exclusion of a proposal directing the board of a closed-end fund to liquidate, merge or open-end the fund without a shareholder vote).

Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(6) because the Company and its Board lack legal power and authority to alter the advisory contracts between the FTI Advisers and their Clients.

III. The Company and its Board lack legal power and authority, and would violate federal law, in implementing the Proposal in violation of the FTI Advisers' legal and fiduciary duties to their Clients, and the Proposal may therefore be excluded under Rule 14a-8(i)(2) and Rule 14a-8(i)(6)

Rule 14a-8(i)(2) permits a registrant to omit a proposal from its proxy materials if implementation of the proposal would cause the registrant to violate federal law. A proposal may also be excluded under Rule 14a-8(i)(6) if the company would lack the power or authority to implement the proposal. Because the ultimate effect of the Proposal would cause the FTI Advisers to violate federal law, the Company does not have the legal power or authority to impose the requirements of the Proposal on the FTI Advisers, and the FTI Advisers do not have the legal power or authority to violate federal law even if directed to do so by the Company. As such, the Proposal may be excluded under Rule 14a-8(i)(2) for violation of law as well as Rule 14a-8(i)(6) for lack of power or authority.

The FTI Advisers' investment management operations are subject to the Advisers Act. Section 206 of the Advisers Act, as interpreted by the U.S. Supreme Court in *SEC v. Capital Gains Research Bureau, Inc.*, 375 U.S. 180, 191 (1963) ("*Capital Gains*"), imposes a fiduciary duty on investment advisers. Citing *Capital Gains*, in connection with the adoption of Rule 206(4)-6 under the Advisers Act relating to investment advisers' proxy voting obligations to their clients, the Commission stated that "an adviser is a fiduciary that owes each of its clients duties of care and loyalty with respect to all services undertaken on the client's behalf, including proxy voting." *See Proxy Voting By Investment Advisers,*

Investment Advisers Act Release IA-2106 (Jan. 31, 2003) (the "*Adviser Proxy Voting Release*"). In the *Adviser Proxy Voting Release*, the Commission further stated:

> The duty of care requires an adviser with proxy voting authority to monitor corporate events and to vote the proxies. To satisfy its duty of loyalty, the adviser must cast the proxy votes in a manner consistent with the best interest of its client and must not subrogate client interests to its own.

In advising pension funds and similar entities, the FTI Advisers are also subject to the legal obligations imposed on investment advisers under Title I of the Employee Retirement Income Security Act ("*ERISA*"). With respect to proxy voting, the Department of Labor has given the following guidance:

> The fiduciary duties described at ERISA Sec. 404(a)(1)(A) and (B), require that, in voting proxies, regardless of whether the vote is made pursuant to a statement of investment policy, the responsible fiduciary shall consider only those factors that relate to the economic value of the plan's investment and shall not subordinate the interests of the participants and beneficiaries in their retirement income to unrelated objectives. Votes shall only be cast in accordance with a plan's economic interests. *Interpretive Bulletin Relating to Exercise of Shareholder Rights* (Oct. 17, 2008), 29 C.F.R. pt. 2509.

Rule 206(4)-6(a) under the Advisers Act requires an investment adviser to "[a]dopt and implement written policies and procedures that are reasonably designed to ensure that [the adviser] vote[s] client securities in the best interest of clients, which procedures must include how [the adviser addresses] material conflicts that may arise between your interests and those of your clients." According to the *Adviser Proxy Voting Release*, the Rule was expressly designed "to prevent material conflicts of interest from affecting the manner in which advisers vote clients' proxies." As stated in the *Adviser Proxy Voting Release*:

> An adviser's policies and procedures under the rule must also address how the adviser resolves material conflicts of interest with its clients. . . . Clearly, an adviser's policy of disclosing the conflict to clients and obtaining their consents before voting satisfies the requirements of the rule and, when implemented, fulfills the adviser's fiduciary obligations under the Advisers Act. In the absence of client disclosure and consent, we believe that an adviser that has a material conflict of interest with its clients must take other steps designed to ensure, and must be able to demonstrate that those steps resulted in, a decision to vote the proxies that was based on the clients' best interest and was not the product of the conflict.

In compliance with this requirement, the FTI Advisers have adopted proxy voting policies that address conflicts of interest, as summarized in each Fund's Registration Statement:

> As a matter of policy, the officers, directors/trustees and employees of the investment manager and the Proxy Group will not be influenced by outside sources whose interests conflict with the interests of the Fund and its shareholders. Efforts are made to resolve all conflicts in the best interests of the investment manager's clients.

The "outside sources" referenced in these policies would of course include the Company, the Company's Board and the Company's stockholders (including the Proponent), whose interests are not permitted to influence the FTI Advisers' proxy voting in the best interests of their Clients. Yet the ultimate effect of the Proposal, if implemented, would require the FTI Advisers to "[take] into account Franklin Resources' own corporate responsibility and environmental positions and the fiduciary and economic case for the shareholder resolutions presented." In so doing, the FTI Advisers proxy voting would become subject to the influences of outside sources, in violation of their own policy.

The Company's corporate responsibility and environmental positions, however, are not appropriate and lawful considerations for the FTI Advisers in voting proxies of Portfolio Companies to the extent that they conflict with the FTI Advisers' fiduciary duty to act in the best interests of their Clients. Accordingly, if the Company's Board were to impose the findings of its review on the FTI Advisers' proxy voting policies, as the Supporting Statement suggests is the intended result, the FTI Advisers would be conflicted between the direction of the Board of their corporate parent, on the one hand, to vote proxies in accordance with the standards set forth in the Proposal, and on the other hand, the FTI Advisers' clear and overriding legal and fiduciary obligations to vote proxies in the sole best interests of their Clients. This would subject the FTI Advisers to precisely those conflicts of interest that their proxy voting policies and Rule 206(4)-6 were designed to prevent, and in following the dictates of the Proposal, cause the FTI Advisers to violate their fiduciary duty to their Clients, and thus violate the Advisers Act.

Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(2), because implementation of the Proposal by imposing the findings of the Board's review on the proxy voting policies of the FTI Advisers would cause the the FTI Advisers to violate their fiduciary duty, and thus violate federal law. *See Adams Express* (Proposal directing the board of a closed-end fund to liquidate, merge or open-end the fund without a shareholder vote may be excluded, in part, on the basis of violation of law). Moreover, neither the Board nor the Company has the legal power or authority to cause the FTI Advisers to violate applicable law. Even if the Board were to attempt to do so, the FTI Advisers would be legally required to disregard it. Because neither the Board, the Company, nor the Proponent have the legal power or authority to impose proxy voting policies and procedures on the FTI Advisers that are inconsistent with Rule 206(4)-6 of the Advisers Act and the FTI Advisers' legal and fiduciary obligations to their Clients, the Proposal may be excluded under Rule 14a-8(i)(6).

IV. The Proposal deals with matters relating to the FTI Adviser's ordinary business operations, and therefore may be excluded under Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a registrant to omit a proposal from its proxy materials if the proposal deals with a matter relating to the registrant's ordinary business operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release 34-40018* (May 21, 1998) (the "*1998 Release*").

The *1998 Release* stated that the determination as to whether a proposal deals with a matter relating to a company's ordinary business operations is made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed. The *1998 Release* describes two central considerations underlying the ordinary business exclusion. The first consideration is whether the subject matter of a proposal relates to certain tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is whether a proposal "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal may be omitted from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because it requires an assessment of the proxy voting policies of the FTI Advisers, the exercise of which are part of the ordinary business by which the FTI Advisers manage the financial services products that the FTI Advisers offer, and which involve complicated economic and fiduciary considerations. In particular, as will be shown in greater detail below, the Proposal is excludable under established Staff positions because the Proposal (A) relates to the FTI Advisers' day-to-day management their Clients' accounts, (B) seeks to micro-manage the FTI Advisers, and (C) requires the preparation and issuance of a report on the foregoing ordinary business matters. *See State Street Corp.* (Feb. 24, 2009) ("*State Street*") (Staff permitted exclusion of a proposal substantially similar to the Proposal based on the ordinary business exclusion).

A. The Proposal Relates to the FTI Advisers' Day-to-Day Management of their Clients' Accounts

The Proposal may be omitted from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because the underlying subject matter of the Proposal – that is, proxy voting – is part of the core ordinary business of the FTI Advisers. The FTI Advisers' proxy voting policies and practices are part of the advisory services that the FTI Advisers offer to their Clients. Moreover, the FTI Advisers routinely assess the influence of their proxy voting on the business operations and economic values of the Portfolio Companies as part of their fiduciary obligation to advance the interests of their Clients. To paraphrase the *1998 Release*, proxy voting is so fundamental to the FTI Advisers' ability to perform their fiduciary obligations to Clients on a day-to-day basis that they could not, as a practical matter, be subject to direct oversight by the Company's stockholders.

The general rule articulated by the Commission in its 1976 Release (*Exchange Act Release 34-12999* (Nov. 22, 1976)), and reiterated by the Commission in the *1998 Release*, is that registrants may exclude shareholder proposals that relate to "ordinary business" matters, subject to an exception for proposals that raise "significant social policy issues." The Staff addressed the social policy exception in 2009, clarifying in what circumstances shareholder proposals that raise significant social policy issues may be properly excluded. Specifically, in Section B of *Staff Legal Bulletin No. 14E* (Oct. 27, 2009) (the "*SLB*"), the Staff stated:

> In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal

> and the company. Conversely, in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7). In determining whether the subject matter raises significant policy issues and has a sufficient nexus to the company, as described above, we will apply the same standards that we apply to other types of proposals under Rule 14a-8(i)(7).

Under the SLB, therefore, where the underlying subject matter of a shareholder proposal involves an ordinary business matter to the company, the shareholder proposal may be excluded from a registrant's proxy materials, even though it involves environmental matters or other significant policy issues. Accordingly, not every significant social policy issue takes management functions out of the ordinary business exclusion. *See College Retirement Equities Fund* (May 6, 2011) at n. 13 ("*CREF 2011*") (permitting exclusion of a social policy proposal where an investment company argued that investing assets in accordance with its investment objectives was a core management function).

Far from transcending day-to-day operations, voting proxies in the sole best interest of Clients is unquestionably part of the core business operations of the FTI Advisers. As the Commission stated in the *Adviser Proxy Voting Release*, an investment advisers' fiduciary duty under the Advisers Act requires it to monitor corporate events and vote proxies consistent with the best interests of its clients. To that end, the FTI Advisers' existing proxy voting policy for the Funds, as summarized in each Fund's Registration Statement, states that the FTI Advisers vote proxies "solely in the best interests of the Fund and its shareholders." With respect to ESG issues, each Registration Statement discloses that the FTI Advisers "will generally give management discretion with regard to social, environmental and ethical issues, although the investment manager may vote in favor of those [proposals] that are believed to have significant economic benefits or implications for the Fund and its shareholders." Moreover, "[e]ach issue . . . is considered on its own merits, and the investment manager will not support the position of the company's management in any situation where it deems that the ratification of management's position would adversely affect the investment merits of owning that company's shares." The FTI Advisers thus make proxy voting determinations on behalf of their Clients based on the effect of their vote on the value of Portfolio Company securities. These proxy voting determinations are a core part of the FTI Advisers' day-to-day management of their Clients' assets.

Just as "the ordinary business operations of an investment company include buying and selling portfolio securities," justifying the exclusion of a social policy proposal in *CREF 2011*, so too does the ordinary business operations of an investment adviser include voting proxies. We therefore believe that the analysis in *State Street* under Rule 14a-8(i)(7), which addressed a proposal substantially similar to the Proposal, continues to be applicable despite the change in the standard of review from *Staff Legal Bulletin No. 14C* (June 28, 2005) ("*SLB 14C*") to the current SLB. Under both modes of review, an investment adviser's fiduciary duty to vote proxies of portfolio securities in the best interest of its clients is inextricably part of its ordinary business operations. Indeed, the current standard under the SLB – "in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable" – leads much more directly to a justification for exclusion than the standard of review used in *State Street* under SLB 14C. We believe that the Proposal is readily distinguishable from the circumstances at issue in *PNC Financial Services*

Group (Feb. 13, 2013) ("*PNC*") because, unlike the FTI Advisers, PNC was not subject to a legal and fiduciary obligation to act in the best interests of its clients in its lending, investing and financing activities.

Based on the forgoing, therefore, the Proposal may be omitted from the 2015 Proxy Materials under the "ordinary business" rationale of Rule 14a-8(i)(7) as interpreted under the SLB because it relates to the FTI Advisers' day-to-day management their Clients' accounts.

B. The Proposal Seeks to Micro-Manage the FTI Advisers

The Proposal may also be omitted from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal seeks to "micro-manage" the Company. One of the primary underlying policies of the ordinary business exclusion, as described in the *1998 Release*, is to vest management with sole authority to address matters that are so complex that shareholders would not be in a position to make an informed judgment. In the *1998 Release*, the Commission indicated that the micro-management consideration may be implicated where the proposal involves "intricate detail" or "methods for implementing complex policies," recognizing that factors such as the circumstances of the registrant should also be taken into account.

The FTI Advisers' management of investments in the Portfolio Companies generally, and their exercise of proxy voting authority on behalf of Clients specifically, involve complex decision making. In their role as investment managers, the FTI Advisers employ a variety of strategies to maximize Client returns, taking into account the Funds' investment objectives and policies, and the risk profiles and investment guidelines of their Clients, as well as the diverse business issues facing specific Portfolio Companies and industries and the economy as a whole. Proxy voting is but one part of the overall implementation of these complex investment strategies. As such, it would not be meaningful to evaluate the FTI Advisers' proxy voting policies in isolation from the FTI Advisers' overall investment strategies. Rather, the integration of proxy voting into the FTI Advisers' overall strategies would involve a level of "intricate detail" and "methods for implementing complex policies" that does not lend itself to shareholder oversight, as the Commission referenced as a basis for exclusion in the *1998 Release*.

The Proposal is substantially similar to the proposal at issue in *State Street*, which likewise sought to require a parent company's board to delve into its investment adviser subsidiary's proxy voting policies and urged them to revise those policies in light of criteria imposed by the shareholder proponent. Based in part on the parent company's argument that the shareholder proposal sought to micro-manage the subsidiary adviser's proxy voting policies, the Staff concluded in *State Street* that there was a basis for exclusion of the proposal under Rule 14a-8(i)(7). *See also, Bank of America Corp.* (Feb. 27, 2008) (Staff permitted exclusion under the ordinary business exception of a proposal that would have permitted stockholders to police Bank of America's credit policies, credit decisions and other matters that are fundamental to its day-to-day business of providing financial services).

In addition, the Proposal addresses the FTI Advisers' policies with respect to compliance with laws, a matter which constitutes a complex part of the FTI Advisers' business operations. On numerous occasions, the Staff has permitted the exclusion of shareholder proposals pertaining to compliance with laws or requesting implementation of policies regarding compliance with laws under Rule 14a-8(i)(7). *See State Street; Monsanto Co.* (Nov. 3, 2005) (proposal requesting the registrant to create an ethics oversight committee to monitor the registrant's compliance with its internal code of conduct and applicable laws); *Chrysler Corp.* (Avail. Feb. 18, 1998) (proposal requesting the registrant initiate a review of its code of conduct relating in part to compliance procedures); *Costco Wholesale Corp.* (Avail. Dec. 11, 2003) (proposal requesting the registrant to develop a code of ethics, including measures to comply with the Foreign Corrupt Practices Act).

The Proponent implies that the FTI Advisers are not complying with their fiduciary duties and applicable law in voting shareholder proxies. The Supporting Statement recognizes the legal requirements imposed on the FTI Advisers as fiduciaries, stating that "a thoughtful fiduciary must carefully review the economic rationale for all proxy initiatives." The Company is in complete agreement with this statement – indeed a fiduciary is required by law to act with utmost good faith in the context of the investment management relationship. However, compliance with laws falls squarely within the purview of the ordinary business exception on micromanagement grounds (as well as the exception on day-to-day management grounds, as discussed under (A) above).

Based on the forgoing, therefore, the Proposal may be omitted from the 2015 Proxy Materials under the "ordinary business" rationale of Rule 14a-8(i)(7) because it seeks to micro-manage the FTI Advisers.

C. The Proposal Requires the Preparation and Issuance of a Report on the Foregoing Ordinary Business Matters

The Proposal requires that the Board report the result of its assessment of the FTI Advisers' proxy voting policies to investors by March 2016. The Staff has noted that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See Exchange Act Release 34-20091* (Aug. 16, 1983) ("*1983 Release*"). The same reasons discussed above that allow for the exclusion under Rule 14a-8(i)(7) of the Proposal as relating to the ordinary business of the FTI Advisers should likewise relieve the Board from preparing and issuing a report related to the same ordinary business matters.

V. To the extent that aspects of the Proposal are legally permissible, those aspects of the Proposal have been substantially implemented by the Company and consequently may be excluded under Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a registrant to exclude a shareholder proposal if it has been substantially implemented. The Commission has stated that a proposal may be omitted under this Rule if the essential elements of the proposal have been substantially implemented, although they need not be "fully effected" or implemented precisely as presented. *1983 Release*; *See also, Talbots, Inc.* (April 5, 2002) (Staff permitted exclusion of a proposal where company had already adopted labor standards advocated by the proponent). A company is not required to implement a proposal word-for-word in order to be excluded as substantially implemented; rather, the standard is whether a company has particular policies, practices and procedures in place relating to the subject matter of the proposal. *Id.* Moreover, the Staff has permitted exclusion of a proposal where a company has implemented the essential objective of a proposal even in cases where the company's actions do not fully comply with the specific dictates of the proposal. *College Retirement Equities Fund* (May 10, 2013) ("*CREF 2013*") at n. 18.

Apart from the illegal aspect of the Proposal referred to in Section III above, the Proposal would have the Company review and, if the Board were to impose the findings of its review on the FTI Advisers, potentially amend the FTI Advisers' proxy voting policies to take into account "the fiduciary and economic case for the shareholder resolutions presented." The voting policy that is currently in effect for each Fund already provides that the FTI Advisers will vote "solely in the best interests of the Fund and its shareholders." With respect to ESG issues, although the FTI Advisers may generally defer to management, they may nonetheless vote in favor of those ESG proposals that they believe to have "significant economic benefits or implications" for Clients, including the Fund and its shareholders. Moreover, an FTI Adviser will not support the position of a Portfolio Company's management on an ESG proposal if it would "adversely affect the investment merits of owning that company's shares."

These precepts reflect the fiduciary obligations of the FTI Advisers, described in more detail in Section III above. All Portfolio Company proxies for the Funds, including those relating to ESG issues, are evaluated on this basis. Excluding the illegal portion of the Proposal requesting that the FTI Advisers take into account Company interests in violation of the FTI Advisers' fiduciary duties to their Clients, all of the Proponent's stated concerns are already reflected in the FTI Advisers' current voting policy. By requesting that the FTI Advisers review the fiduciary and economic case for shareholder proposals, the Proponent is in effect requesting that the FTI Advisers continue doing what they are already obligated to do by law and what they already do on a regular basis. That the Proponent is not satisfied with the FTI Advisers' implementation of their proxy voting policies has no bearing on the established fact that the FTI Advisers already consider the ESG factors urged by the Proponent in voting Client proxies. *See CREF 2013.*

Similarly, the Company has adopted the United Nations' Principles for Responsible Investing ("*PRI*") as described in a public statement issued on April 5, 2013, in which it recognizes that ESG issues can affect the performance of investment portfolios. Significantly, the Company committed to follow the Principles "where consistent with our fiduciary responsibilities," as required by law and as permitted by the Principles.

Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented by the Company.

VI. The Proposal contains false and misleading statements, and may therefore be excluded under Rule 14a-8(i)(3) and Rule 14a-9

The Proposal may be excluded under Rule 14a-8(i)(3) because it contains several false and misleading statements as defined in Rule 14a-9, including (A) the suggestion that the Company voted against proposals on which it did not vote and (B) what appears to be a greatly exaggerated number of environmental and sustainability proposals that the Funds voted against.

A. The Proposal Incorrectly Suggests that the Company Voted on Certain Proposals and Exaggerates the Number of Environmental and Sustainability Proposals on which the Funds

Voted

The Supporting Statement states:

> In 2013, mutual funds overseen by Franklin Resources voted against 171 environmental resolutions out of the 175 resolutions that were filed at companies facing a potential, significant business impact from climate change. Many of the resolutions simply asked for more disclosure. Franklin Resources voted against almost 98% of these resolutions, in contrast to investment firms such as DWS, Oppenheimer, and AllianceBernstein who supported the majority of them. In 2012, the company's mutual funds voted against all 206 sustainability resolutions that came before it. This voting record suggests that Franklin Templeton Investments' funds disregard sustainability-themed resolutions, assuming they have no impact on shareholder value. This is not a prudent or responsible approach.

As earlier stated, because the Company does not vote proxies, it in fact has not voted any proxies either for or against climate change proposals. The suggestion in the Proposal (including the Supporting Statement) that the Company has voted against 171 environmental resolutions is therefore false and misleading.

In addition, Proponent appears to have greatly exaggerated the number of environmental and sustainability resolutions on which the Funds voted in 2012 and 2013. The Company has only been able to identify less than 50 proposals from issuers that the Company deems to be environmental proposals on which the Funds voted in 2013, far fewer than the 175 environmental resolutions suggested by the Proposal. Similarly, the Company has only been able to identify less than 20 proposals from issuers that the Company deems to be sustainability proposals on which the Funds voted in 2012, far fewer than the 206 sustainability resolutions suggested by the Proposal.

Accordingly, the Proposal may be excluded under Rule 14a-8(i)(3).

B. The Proposal Alleges that the Company has Violated its Fiduciary Duties

The Supporting Statement states:

> As part of its fiduciary duty, Franklin Resources is responsible for voting proxies of companies in which it holds stock on behalf of clients. However, its proxy voting record seems to ignore Franklin Resources' stated position regarding the impact of key environmental factors on shareholder value. A thoughtful fiduciary must carefully review the economic rationale for all proxy initiatives.
>
> From its publicly available mutual fund voting record, Franklin Resources seems to vote against almost all shareholder resolutions on social, environmental and climate change matters, backing management recommendations even when major proxy advisory services, such as ISS, support such resolutions with a clear, economic rationale.

Again, the Company is not an investment adviser and does not vote client proxies, and therefore does not have a fiduciary duty to do so. The Proponent's assertions are both factually incorrect and designed to damage the Company's reputation.

The statements further imply that the FTI Advisers have not met their fiduciary duty, which in turn implies that the FTI Advisers have violated the Advisers Act. It further implies that the FTI Advisers are not a "thoughtful fiduciary" and have failed to "review the economic rationale for all proxy initiatives." The Proponent's statement that the Company "seems to vote against almost all shareholder resolutions on social, environmental and climate change matters" is likewise misleading, as the FTI Advisers have voted in favor of certain social, environmental and climate change matters when they have determined that it is in the best interest of their Clients to do so.

Rule 14a-9 includes as an example of false and misleading statements:

> Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

The Proponent implies without any knowledge or foundation that the FTI Advisers have not met their fiduciary duty, and have therefore violated the Advisers Act, merely because the FTI Advisers have not voted on climate change proposals as the Proponent would have wished. Contrary to the Proponent's allegations, the FTI Advisers do in fact "carefully review the economic rationale" for the Portfolio Companies in connection with the social, environmental and climate change proposals on which they vote.

Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(3) as containing false and misleading statements in violation of Rule 14a-9.

CONCLUSION

Any Client may direct its FTI Adviser to vote proxies of Portfolio Companies in accordance with any criteria it chooses, including to vote in favor of any or all ESG shareholder proposals. In the absence of specific direction from their Clients, however, the FTI Advisers are required by law to vote the proxies of Portfolio Companies solely in accordance with their good faith assessment of the best interests of their Clients. As a matter of law, they may not take into account the conflicting interests of the Company, the Board, or the Company's shareholders, including the Proponent. The Proposal squarely violates this fundamental principle of fiduciary duty on which the Advisers Act is based.

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2015 Proxy Materials. Please do not hesitate to call me at (215) 564-8115 or email me at BLeto@Stradley.com if you require additional information or wish to discuss this submission further. Correspondence regarding this letter should be sent to BLeto@Stradley.com and to the Proponent at Sonia@zevin.com.

Thank you for your attention to this matter.

Sincerely,

Bruce G. Leto

Attachment: Exhibit A

cc: Sonia Kowal, Zevin Asset Management (Sonia@zevin.com)
Stephen Viederman, The Christopher Reynolds Foundation
Sister Kathleen Coll, SSJ, CHE Trinity Health, Inc.
Craig Tyle, Franklin Resources (Ctyle@frk.com)
Maria Gray, Franklin Resources (Mgray@frk.com)

EXHIBIT A

RELATED CORRESPONDENCE

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

September 22, 2014

Maria Gray
Secretary
Franklin Resources, Inc.,
One Franklin Parkway,
San Mateo, CA 94403-1906

Re: Shareholder Proposal for 2015 Annual Meeting

Dear Ms. Gray:

Enclosed please find our letter filing the proxy voting proposal to be included in the proxy statement of Franklin Resources, Inc. (the "Company") for its 2015 annual meeting of stockholders.

Zevin Asset Management is an investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We remain concerned about Franklin Resources' proxy voting record on environmental issues, specifically on climate change. We believe that Franklin Resources' proxy voting process is deficient and in need of a thorough review. Thus, Zevin Asset Management is filing the enclosed resolution on behalf of our client, Ellen Sarkisian, appealing for a Board initiated review of the process.

Zevin Asset Management holds, on behalf of our clients, over 59,000 shares of the Company's common stock held among different custodians. We are filing on behalf of one of our clients, Ellen Sarkisian (the Proponent), who has continuously held, for at least one year of the date hereof, 600 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services Inc, is enclosed.

Zevin Asset Management has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc. which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2015 annual meeting of stockholders.

Zevin Asset Management is the lead filer for this proposal. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please forward any correspondence relating to this matter to Zevin Asset Management and not to Ellen Sarkisian. Please confirm receipt of this proposal to me at 617-742-6666 x308 or via email at sonia@zevin.com.

Sincerely,

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

Franklin Resources is a respected leader in the financial services industry and has stated publicly that it understands how environmental, social, and governance (ESG) factors can affect companies financially. On its website, the Company states ESG issues may affect the value of an investment.

As part of its fiduciary duty, Franklin Resources is responsible for voting proxies of companies in which it holds stock on behalf of clients. However, its proxy voting record seems to ignore Franklin Resources' stated position regarding the impact of key environmental factors on shareholder value. A thoughtful fiduciary must carefully review the economic rationale for all proxy initiatives.

From its publicly available mutual fund voting record, Franklin Resources seems to vote against almost all shareholder resolutions on social, environmental and climate change matters, backing management recommendations even when major proxy advisory services, such as ISS, support such resolutions with a clear, economic rationale.

Investors around the world acknowledge the potential for climate change to affect long-term business success. Pension funds, investment management firms and other investors with over $92 trillion in assets under management support the Carbon Disclosure Project, an initiative calling on companies to disclose their greenhouse gas emissions and reduction plans.

In 2013, mutual funds overseen by Franklin Resources voted against 171 environmental resolutions out of the 175 resolutions that were filed at companies facing a potential, significant business impact from climate change. Many of the resolutions simply asked for more disclosure. Franklin Resources voted against almost 98% of these resolutions, in contrast to investment firms such as DWS, Oppenheimer, and AllianceBernstein who supported the majority of them. In 2012, the company's mutual funds voted against all 206 sustainability resolutions that came before it. This voting record suggests that Franklin Templeton Investments' funds disregard sustainability-themed resolutions, assuming they have no impact on shareholder value. This is not a prudent or responsible approach.

Ironically, Franklin Resources reports its own greenhouse gas emissions in its CDP response and further describes the company's active role in addressing climate change.

We are disappointed that Franklin Resources' proxy voting record does not reflect the company's own commitment to climate change, as well as other social and environmental factors with the potential to impact long term shareholder value. When it comes to proxy voting, it appears that Franklin Resources' practice contradicts its own statements that recognize the importance of ESG factors in contributing to long term business success.

This is especially concerning because Franklin Templeton is a signatory of the UN Principles for Responsible Investment. Principle 3 states "we will seek appropriate disclosure on ESG issues by the entities in which we invest" and "support shareholder initiatives and resolutions promoting ESG disclosure".

Resolved;

Shareholders request the Board to initiate a review of Franklin Resources' Proxy Voting policies and practices, taking into account Franklin Resources' own corporate responsibility and environmental positions and the fiduciary and economic case for the shareholder resolutions presented. The results of the review, conducted at reasonable cost, should be reported to investors by March 2016.

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

September 22, 2014

To Whom It May Concern:

Please find attached DTC participant ***FISMA & OMB Memorandum M-07-16*** /UBS Financial Services custodial proof of ownership statement of Franklin Resources, Inc from Ellen Sarkisian. Zevin Asset Management, LLC is the investment advisor to Ellen Sarkisian and co-filed a share holder resolution on Ellen Sarkisian's behalf.

This letter serves as confirmation that Ellen Sarkisian is the beneficial owner of the above referenced stock.

Sincerely,

Sonia Kowal

Director of Socially Responsible Investing
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

September 22, 2014

To Whom It May Concern:

This is to confirm that DTC participant (OMB Memorandum M-07-16) UBS Financial Services Inc is the custodian for 600 shares of common stock in Franklin Resources, Inc (BEN) owned by Ellen Sarkisian.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of BEN and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that Ellen Sarkisian is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to Ellen Sarkisian and is planning to co-file a share holder resolution on Ellen Sarkisian's behalf.

Sincerely,

Kelley A. Bowker

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice President/ Investments

Ellen Sarkisian
[illegible] Road
Cambridge, MA [illegible]

September [illegible], [illegible]

To Whom It May Concern:

For the record, I would like to state that I am pleased with the engagement practices of Zevin Asset Management, including proxy voting, company dialogues and the filing of shareholder resolutions on behalf of shares held in my name. It is important to me as a client that [illegible] Zevin Asset Management to file the resolution at Franklin Resources on proxy voting [illegible].

I intend to hold Franklin Resources' shares in question through the date of the Company's annual stockholders' meeting.

Sincerely,

Ellen Sarkisian

The Christopher Reynolds Foundation

Correspondence to:

Stephen Viederman
Chair, Finance Committee
135 East 83rd Street, 15A
New York, New York 10028
(212) 639 9497
s.viederman@gmail.com

September 23, 2014

Maria Gray
Secretary
Franklin Resources, Inc.,
One Franklin Parkway,
San Mateo, CA 94403-1906

Dear Ms. Gray:

The Christopher Reynolds Foundation is filing the enclosed shareholder proposal with Zevin Asset Management as a co-lead filer for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We are the beneficial owner of at least $2,000 worth of Franklin Resources, Inc. stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and intend to maintain ownership of the required number of shares through the date of the next annual meeting and have been a shareholder for over a year. Proof of ownership is being sent under separate cover by our custodian, a DTC participant.

The resolution will be presented in accordance with the SEC rules by Zevin Asset Management, the Christopher Reynolds Foundation or our proxy.

The Reynolds Foundation is the holder of 1,410 shares of Franklin Resources, Inc . stock.

Please copy all correspondence to me and to Zevin Asset Management.

Sincerely yours,

Stephen Viederman
Chair, Finance Committee

Enclosed

Franklin Resources is a respected leader in the financial services industry and has stated publicly that it understands how environmental, social, and governance (ESG) factors can affect companies financially. On its website, the Company states ESG issues may affect the value of an investment.

As part of its fiduciary duty, Franklin Resources is responsible for voting proxies of companies in which it holds stock on behalf of clients. However, its proxy voting record seems to ignore Franklin Resources' stated position regarding the impact of key environmental factors on shareholder value. A thoughtful fiduciary must carefully review the economic rationale for all proxy initiatives.

From its publicly available mutual fund voting record, Franklin Resources seems to vote against almost all shareholder resolutions on social, environmental and climate change matters, backing management recommendations even when major proxy advisory services, such as ISS, support such resolutions with a clear, economic rationale.

Investors around the world acknowledge the potential for climate change to affect long-term business success. Pension funds, investment management firms and other investors with over $92 trillion in assets under management support the Carbon Disclosure Project, an initiative calling on companies to disclose their greenhouse gas emissions and reduction plans.

In 2013, mutual funds overseen by Franklin Resources voted against 171 environmental resolutions out of the 175 resolutions that were filed at companies facing a potential, significant business impact from climate change. Many of the resolutions simply asked for more disclosure. Franklin Resources voted against almost 98% of these resolutions, in contrast to investment firms such as DWS, Oppenheimer, and AllianceBernstein who supported the majority of them. In 2012, the company's mutual funds voted against all 206 sustainability resolutions that came before it. This voting record suggests that Franklin Templeton Investments' funds disregard sustainability-themed resolutions, assuming they have no impact on shareholder value. This is not a prudent or responsible approach.

Ironically, Franklin Resources reports its own greenhouse gas emissions in its CDP response and further describes the company's active role in addressing climate change.

We are disappointed that Franklin Resources' proxy voting record does not reflect the company's own commitment to climate change, as well as other social and environmental factors with the potential to impact long term shareholder value. When it comes to proxy voting, it appears that Franklin Resources' practice contradicts its own statements that recognize the importance of ESG factors in contributing to long term business success.

This is especially concerning because Franklin Templeton is a signatory of the UN Principles for Responsible Investment. Principle 3 states "we will seek appropriate disclosure on ESG issues by the entities in which we invest" and "support shareholder initiatives and resolutions promoting ESG disclosure".

Resolved;

Shareholders request the Board to initiate a review of Franklin Resources' Proxy Voting policies and practices, taking into account Franklin Resources' own corporate responsibility and environmental positions and the fiduciary and economic case for the shareholder resolutions presented. The results of the review, conducted at reasonable cost, should be reported to investors by March 2016.

Wealth Management
14850 North Scottsdale Road
6th Floor
Scottsdale, AZ 85254
tel 480 922 7800
fax 480 922 7878
toll free 800 347 5107

Morgan Stanley

September 23, 2014

Ms. Maria Gray
Secretary
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906

Re: Christopher Reynolds Foundation

Dear Ms. Gray

Please be advised Christopher Reynolds Foundation has been a client of Morgan Stanley Smith Barney LLC ("Morgan Stanley") since May 2000. The Christopher Reynolds Foundation currently maintains brokerage accounts at Morgan Stanley which contains shares of FRANKLIN RESOURCES INC., valued in excess of $2,000.00 as of the close of business on September 23, 2014. The position in FRANKLIN RESOURCES INC. has been held in the account prior to September 23, 2013.

We are presenting the information contained herein pursuant to our customer's request. It is valid as of the date of issuance and is subject to change. Morgan Stanley does not warranty or guaranty that such identified securities, assets or monies will remain in the customer's account. The customer has the full power to withdraw assets from this account at any time and no security interest or collateral rights are being granted to any party other than Morgan Stanley to the extent of any debit in the account.

Thank you for your time and consideration in this matter.

Sincerely,

Mike Robertson
Complex Risk Officer

Cc: Christopher Reynolds Foundation

TRINITY HEALTH | CATHOLIC HEALTH EAST

Eastern Group
3805 West Chester Pike
Newtown Square, PA 19073
kcoll@che.org
610-355-2035

August 23, 2014

Maria Gray
Secretary
Franklin Resources, Inc.,
One Franklin Parkway,
San Mateo, CA 94403-1906

Re: Shareholder Proposal for 2015 Annual Meeting

Dear Ms. Gray:

CHE Trinity Health, Inc., one of the largest Catholic health care systems in the U.S., is a long-term, faith-based shareowner of Franklin Resources, Inc. CHE Trinity Health seeks to reflect its Mission and Core Values while looking for social, environmental as well as financial accountability in its investments.

As a shareholder of Franklin Resources, Inc., we are concerned about Franklin Resources' proxy voting record on environmental issues, specifically on climate change. Therefore, CHE Trinity Health is co-filing the enclosed resolution with the lead filer, Zevin Asset Management.

I designate the representative of Zevin Asset Management to act on my behalf for all purposes in connection with this proposal. The lead filers are specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

Enclosed is the resolution for consideration and action by the shareholders at the next meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a-8 of the general rules and regulations of the Security and Exchange Act of 1934.

CHE Trinity Health is beneficial owner of at least $2,000 worth of Franklin Resources, Inc. stock. We have held these shares continuously for more than one year and will continue to hold at least $2,000 worth of stock until after the 2015 shareholder meeting. Enclosed is the verification of our ownership position by our custodian, Northern Trust who is a DTC participant.

Thank you for your attention to this matter.

Sincerely,
Sister Kathleen Coll, S.S.J.
Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy

cc. Sonia Kowal, Zevin Asset Management, LLC
Interfaith Center on Corporate Responsibility

Franklin Resources is a respected leader in the financial services industry and has stated publicly that it understands how environmental, social, and governance (ESG) factors can affect companies financially. On its website, the Company states ESG issues may affect the value of an investment.

As part of its fiduciary duty, Franklin Resources is responsible for voting proxies of companies in which it holds stock on behalf of clients. However, its proxy voting record seems to ignore Franklin Resources' stated position regarding the impact of key environmental factors on shareholder value. A thoughtful fiduciary must carefully review the economic rationale for all proxy initiatives.

From its publicly available mutual fund voting record, Franklin Resources seems to vote against almost all shareholder resolutions on social, environmental and climate change matters, backing management recommendations even when major proxy advisory services, such as ISS, support such resolutions with a clear, economic rationale.

Investors around the world acknowledge the potential for climate change to affect long-term business success. Pension funds, investment management firms and other investors with over $92 trillion in assets under management support the Carbon Disclosure Project, an initiative calling on companies to disclose their greenhouse gas emissions and reduction plans.

In 2013, mutual funds overseen by Franklin Resources voted against 171 environmental resolutions out of the 175 resolutions that were filed at companies facing a potential, significant business impact from climate change. Many of the resolutions simply asked for more disclosure. Franklin Resources voted against almost 98% of these resolutions, in contrast to investment firms such as DWS, Oppenheimer, and AllianceBernstein who supported the majority of them. In 2012, the company's mutual funds voted against all 206 sustainability resolutions that came before it. This voting record suggests that Franklin Templeton Investments' funds disregard sustainability-themed resolutions, assuming they have no impact on shareholder value. This is not a prudent or responsible approach.

Ironically, Franklin Resources reports its own greenhouse gas emissions in its CDP response and further describes the company's active role in addressing climate change.

We are disappointed that Franklin Resources' proxy voting record does not reflect the company's own commitment to climate change, as well as other social and environmental factors with the potential to impact long term shareholder value. When it comes to proxy voting, it appears that Franklin Resources' practice contradicts its own statements that recognize the importance of ESG factors in contributing to long term business success.

This is especially concerning because Franklin Templeton is a signatory of the UN Principles for Responsible Investment. Principle 3 states "we will seek appropriate disclosure on ESG issues by the entities in which we invest" and "support shareholder initiatives and resolutions promoting ESG disclosure".

Resolved;

Shareholders request the Board to initiate a review of Franklin Resources' Proxy Voting policies and practices, taking into account Franklin Resources' own corporate responsibility and environmental positions and the fiduciary and economic case for the shareholder resolutions presented. The results of the review, conducted at reasonable cost, should be reported to investors by March 2016.

Northern Trust

September 23, 2014

TO WHOM IT MAY CONCERN:

Please accept this letter as verification that as of September 23, 2014 Northern Trust as custodian held for the beneficial interest of CHE Trinity Health 11,425 shares of Franklin Resources, Inc.

As of September 23, 2014 CHE Trinity Health has held at least $2,000 worth of Franklin Resources, Inc continuously for over one year. CHE Trinity Health has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2015.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number FISMA & OMB Memorandum M-07-16 at the Depository Trust Company.

Sincerely

Nicholas Diasio
Account Manager – Trust Officer